Manulife
Financial
Corporation

First Quarter Report to Shareholders

Three months ended
March 31, 2018

manulife.com
johnhancock.com

Manulife reports 1Q18 net income of $1.4 billion, core earnings of $1.3 billion and a LICAT capital ratio of 129%
TORONTO – Manulife today announced net income attributed to shareholders of $1,372 million for the first quarter of 2018 ("1Q18"), fully diluted earnings per common share of $0.67 and return on common shareholders' equity ("ROE") of 14.1%, compared with $1,350 million, $0.66 and 13.7%, respectively, for the first quarter of 2017 ("1Q17"). The increase in net income attributed to shareholders reflects growth in core earnings and lower gains from the direct impact of markets. For 1Q18, Manulife generated core earnings of $1,303 million, fully diluted core earnings per common share of $0.64 and core return on common shareholders' equity ("core ROE") of 13.4%, compared with $1,101 million, $0.53 and 11.1%, respectively, for 1Q17.1
"We delivered strong core earnings and net income in the first quarter, and continue to make significant strides in transforming our business to be more customer centric. We are encouraged by the early progress we have made to date. For example, the numerous initiatives we have completed in Canada have led to strong, double-digit improvements in net promoter scores in just six months. We also took several strategically important actions on our North American legacy businesses which address both profitability and capital, and demonstrate clearly that we are executing on our priorities," said President & Chief Executive Officer Roy Gori.
Phil Witherington, Chief Financial Officer, said, "We continued to deliver positive net flows in our global wealth and asset management businesses, and although annualized premium equivalent sales across the company were down from the first quarter of 2017, Asia APE sales were sustained against the backdrop of a strong prior year."
"This marks the first quarter under the new Life Insurance Capital Adequacy Test or LICAT framework, and we are pleased to report a healthy capital position and a LICAT capital ratio of 129% for our operating company. This factors in only some of the expected 4 percentage point benefit from reducing the allocation to ALDA in the portfolio asset mix backing some of our North American legacy businesses," added Mr. Witherington.

1     Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,372 million in 1Q18, an increase compared with $1,350 million in 1Q17
The increase in net income attributed to shareholders in 1Q18 reflected higher core earnings and lower gains from the direct impact of markets. Each of these items is described below.
Generated core earnings of $1,303 million in 1Q18, an increase of $202 million or 22% compared with 1Q17
The increase in core earnings was due to higher investment-related experience gains in core earnings ($96 million in 1Q18 compared with $46 million in 1Q17), strong growth in Asia and Global Wealth and Asset Management ("Global WAM"), lower U.S. tax rates and improved policyholder experience in Canada. Core earnings in 1Q18 included policyholder experience charges of $3 million post-tax ($2 million pre-tax) compared with charges of $27 million post-tax ($30 million pre-tax) in 1Q17.1
Generated ROE of 14.1% in 1Q18 compared with 13.7% in 1Q17, and core ROE of 13.4% compared with 11.1% in 1Q17
The increase in ROE and core ROE compared with 1Q17 largely reflected the higher earnings as noted above. Also contributing to the increase was 1.3% lower average equity in 1Q18 compared with 1Q17.
Generated investment-related experience gains of $96 million in 1Q18 compared with gains of $46 million in 1Q17
The $96 million of investment-related experience gains reported in 1Q18 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns (including fair value changes) on alternative long-duration assets ("ALDA"). In accordance with our definition of core earnings, we included $96 million of investment-related experience gains in core earnings in 1Q18 and $46 million in 1Q17. (See "Performance and Non-GAAP Measures" below.)
Reported gains related to the direct impact of markets of $50 million in 1Q18 compared with gains of $267 million in 1Q17
The 1Q18 gains were primarily due to increasing corporate spreads and a rising and flattening of the yield curve in the U.S., partially offset by charges from unfavourable equity markets and the sale of available-for-sale bonds.
Insurance Growth
Achieved annualized premium equivalent ("APE") sales2 of $1.4 billion in 1Q18, a decrease of 10% compared with 1Q17
In Asia, APE sales decreased 3% from a particularly strong 1Q17 (1Q17 increased 31% compared with 1Q16) due to lower APE sales in Japan. APE sales increased 10% in Hong Kong and 16% in Asia Other3. In Canada, APE sales declined 23% from 1Q17 reflecting elevated sales volumes in the prior year primarily due to regulatory changes on individual insurance and a large-case group benefit sale. In the U.S., APE sales decreased by 20% from 1Q17 due to lower international and variable universal life sales and the impact of our decision to exit sales of corporate and bank-owned life insurance.
Generated new business value ("NBV")2 of $384 million in 1Q18, in line with 1Q17
In Asia, NBV increased 1% from 1Q17 to $325 million, as improvements in business mix offset the lower sales volumes.
Achieved embedded value ("EV")2 of $49.2 billion as at December 31, 2017, an increase of $2.8 billion compared with December 31, 2016
Contributions from in-force and new business increased EV by $6.3 billion or 14% from 2016. This increase was partially offset by the impact of foreign exchange rates and shareholder dividends which together reduced EV by $4.5 billion. The EV of $49.2 billion, or $24.88 per share, attributes no value to our new business franchise, and only tangible book value to our Global Wealth and Asset Management, Manulife Bank, and Property and Casualty Reinsurance businesses. The 2017 Embedded Value Report is available on our website at http://www.manulife.com.

[1]	Effective 1Q18, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[2]	APE sales, NBV and EV are non-GAAP measures. See "Performance and Non-GAAP Measures" below.
[3]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – First Quarter 2018

Wealth and Asset Management ("WAM") Growth
Generated gross flows1 of $36.5 billion in our Global Wealth and Asset Management segment in 1Q18, an increase of 16% compared with 1Q17
Gross flows increased across all regions. In Asia, the increase was primarily driven by broad-based growth in our institutional asset management business from a variety of clients across multiple countries. In Canada, we experienced significant growth in our retail business and received funding for a large institutional mandate. Institutional asset management was also the driver of growth in the U.S., with additional funding from an existing large client.
Generated net flows1 of $10.0 billion in our Global Wealth and Asset Management segment in 1Q18 compared with $4.6 billion in 1Q17
Net flows increased across all regions driven by higher gross flows as mentioned above and lower redemptions in the U.S. and Canada, partially offset by higher redemptions in mainland China, primarily in money market funds.

Achieved WAM assets under management and administration ("AUMA")1 of $627 billion as at March 31, 2018, an increase of less than 1% compared with December 31, 2017
The increase in WAM AUMA was mainly driven by positive net flows in 1Q18 which more than offset the negative impact of market performance on our investment returns. WAM also manages $185 billion in assets for non-WAM reporting lines, and including those managed assets, WAM AUMA was $812 billion as at March 31, 2018.
Total Company Growth
Delivered total assets under management and administration of $1.1 trillion as at March 31, 2018
Assets under management and administration were in line with December 31, 2017.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 129% for The Manufacturers Life Insurance Company ("MLI") as at March 31, 2018
The Office of the Superintendent of Financial Institutions' new LICAT regulatory capital regime came into effect in Canada on January 1, 2018, replacing the Minimum Continuing Capital and Surplus framework. As at March 31, 2018, the LICAT ratio for MLI was 129%, compared to a supervisory target level of 100%. As this is the first quarter we are reporting under LICAT, there are no prior period comparatives.
Reported a financial leverage ratio for Manulife of 29.7% as at March 31, 2018 compared with 30.3% as at December 31, 2017
Financial leverage decreased from the prior quarter reflecting an increase in equity due to changes in foreign currency exchange rates and growth in retained earnings.

[1]	Gross flows, net flows and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, as a result of organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment, Global Wealth and Asset Management.
As previously announced, the new financial reporting segments are as follows:
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders.
($ millions)	1Q18	4Q17	1Q17
Core earnings(1)
Asia	$427	$372	$357
Canada	290	273	255
U.S.	432	463	441
Global Wealth and Asset Management	227	198	188
Corporate and Other (excluding core investment gains)	(169)	(201)	(186)
Core investment gains	96	100	46
Total core earnings	$1,303	$1,205	$1,101
Items excluded from core earnings Investment-related experience outside of core earnings	-	18	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	50	(68)	267
Changes in actuarial methods and assumptions	-	(33)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(1,032)	-
Charge related to U.S. Tax Reform	-	(1,777)	-
Other	19	81	(18)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,350
(1)
All values, including comparative periods, are shown based on the Company's new reporting segments. Please see Section A5 "Changes to reporting segments and other items" for details on these and other reporting changes.

Manulife Financial Corporation – First Quarter 2018

Asia
Business highlights
Asia delivered strong core earnings in 1Q18, with double-digit growth of 21%. While our APE sales declined by 3%, our new business value increased 1% and new business value margin ("NBV margin")1 increased 1.4 percentage points (to 35.9%) compared with 1Q17, reflecting improved business mix.
With respect to our strategic priorities we launched our ManulifeMOVE program in Singapore and enhanced the program in mainland China with Apple Watch. We also enhanced our WeChat eClaims process in mainland China by introducing facial recognition, which allows real time verification, thereby dramatically improving customer experience. In Hong Kong we introduced e-claims, which simplified the filing and claims process for our customers.
Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$355 million in 1Q18 compared with US$412 million in 1Q17 and core earnings were US$338 million in 1Q18 compared with US$270 million in 1Q17. Items excluded from core earnings were a net gain of US$17 million in 1Q18 compared with a net gain of US$142 million in 1Q17.
Core earnings in 1Q18 increased 21% compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by a combination of growth in new business volumes, favorable product mix, solid in-force business growth and scale benefits in Hong Kong and Asia Other, partially offset by lower core earnings in Japan due to lower new business volumes.
The US$125 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of markets in 1Q18 compared with a net gain in 1Q17 and lower investment-related experience gains in 1Q18 compared with 1Q17.
Sales and new business value
Annualized premium equivalent sales in 1Q18 were US$778 million, a decrease of 3% compared with 1Q17 as strong growth in Hong Kong and Asia Other was more than offset by lower sales volumes in Japan. New business value in 1Q18 reached US$257 million, a 1% increase compared with 1Q17.
•
Japan APE sales were US$257 million, a decrease of 26% compared with 1Q17 due to increased competition in the corporate market segment and the impact of product re-pricing. Japan NBV in 1Q18 of US$75 million decreased 33% driven by lower APE sales. NBV margin was 29.0%, a decrease of 3.2 percentage points compared with 1Q17.

•
Hong Kong APE sales in 1Q18 were US$149 million, a 10% increase compared with 1Q17. The increase was driven by new customer solutions launched in 2017, and growth as well as increased productivity of our agency channel. Hong Kong NBV in 1Q18 of US$92 million increased 31%, due to higher sales and improvement in product margins. NBV margin was 61.8%, an increase of 9.7 percentage points compared with 1Q17, reflecting product margin improvements implemented in the second half of 2017.

•
Asia Other APE sales in 1Q18 were US$372 million, a 16% increase compared with 1Q17 driven by strong growth in the bancassurance channel. Asia Other NBV in 1Q18 of US$90 million increased 24%. NBV margin was 29.1%, an increase of 0.7 percentage points compared with 1Q17.

Canada
Business highlights
In 1Q18, we entered into a reinsurance transaction on our legacy business to reduce risk and free up $240 million of capital. Our group insurance long-term disability results improved over 1Q17 due to claims experience and repricing. The Manulife Vitality program has been added to all Family Term products and new product launches are under development. Enhancements to our customer-focused digital platforms across our product lines have led to a noticeable improvement in our recent net promoter score results.

[1]	NBV margin is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

Earnings
Net income attributed to shareholders was $459 million in 1Q18 compared with $128 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $290 million in 1Q18 compared with $255 million in 1Q17, and items excluded from core earnings, which were a net gain of $169 million in 1Q18 compared with a net charge of $127 million in 1Q17.
Core earnings increased $35 million or 14% compared with 1Q17 due to improved claims experience in our group insurance long-term disability business.
The 1Q18 gains in items excluded from core earnings included $145 million of favourable investment-related experience gains and $86 million of in-force reinsurance actions. In 1Q17, the charges were primarily related to the direct impact of markets.
Sales
Annualized premium equivalent sales were $290 million in 1Q18, a decrease of $85 million or 23% compared with 1Q17. The decline was primarily attributed to the 1Q17 large-case sale in group benefits and elevated 1Q17 individual insurance sales due to tax-exempt changes.
•
Individual insurance APE sales in 1Q18 of $54 million decreased 41% compared with 1Q17. The 1Q17 sales of permanent life insurance were elevated due to tax-exempt changes and, as noted in 1Q17, we did not expect sales to continue at that level. The 1Q18 sales also reflect the impact of repricing actions in 2017 to improve profitability.

•	Group Insurance APE sales in 1Q18 of $163 million decreased $45 million or 22% compared with 1Q17, driven by the timing of large-case group insurance sales.
•
Annuities APE sales in 1Q18 of $73 million decreased $3 million or 4% compared with 1Q17 due to actions to de-emphasize fixed product and higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products and have seen an increase in sales of 19% from $45 million in 1Q17 to $54 million in 1Q18.

Manulife Bank average net lending assets were $20.6 billion as at March 31, 2018, up $0.3 billion or 2% from December 31, 2017.
U.S.
Business highlights
We are making progress on transforming our U.S. business. On the expense front, we signed an outsourcing agreement for 17 legacy IT infrastructure platforms which we expect will result in substantial efficiencies over the next few years. We also announced plans to consolidate our head office real estate footprint in the U.S. over the next year, reducing overall costs and providing a more modern collaborative work environment. With respect to improving returns in our insurance portfolio, we discontinued sales of a low return product category (corporate and bank-owned life insurance or "COLI/BOLI") and with respect to our customer-focused initiatives, our John Hancock Vitality sales reached an all-time high in 1Q18, surpassing 1Q17 by 9%.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 1Q18 net income attributed to shareholders was US$425 million compared with US$524 million in 1Q17, core earnings were US$341 million in 1Q18 compared with US$333 million in 1Q17, and items excluded from core earnings were a net gain of US$84 million in 1Q18 compared with a net gain of US$191 million in 1Q17.
The US$8 million increase in core earnings was driven by the favourable impact of lower U.S. tax rates and a gain related to a historical annuity reinsurance item, partially offset by the impact of lower sales volumes, product mix changes and less favourable policyholder experience (policyholder experience was favourable in both periods).
The net gains in items excluded from core earnings were US$107 million less favourable in 1Q18 compared with 1Q17 primarily due to unfavourable investment-related experience on private equity investments in 1Q18.
Sales
Annualized premium equivalents sales in 1Q18 of US$90 million decreased 20% compared with 1Q17, primarily due to lower international and variable universal life sales and the impact of our decision to exit sales of COLI/ BOLI products. The

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – First Quarter 2018

lower international sales were impacted by increased competitive pressures from domestic carriers. Partially offsetting these headwinds, term sales increased and sales of the John Hancock Vitality feature benefited multiple product categories in 1Q18.
Global Wealth and Asset Management
Business highlights
We continued our trend of positive quarterly net flows, and reported $10 billion of net flows in 1Q18. With respect to our growth and customer priorities, we enhanced the PlanRight service in Canada by providing individual in-person retirement advice and gained traction with the recently launched goals-based Managed Individual Retirement Accounts offering for pension rollover clients in the U.S.
Earnings
Global Wealth and Asset Management's net income attributed to shareholders was $223 million compared with $175 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $227 million in 1Q18 compared with $188 million in 1Q17, and items excluded from core earnings, which were a net charge of $4 million in 1Q18 compared with a net charge of $13 million in 1Q17.
Core earnings in 1Q18 increased 24% compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by higher fee income on higher average asset levels, and lower U.S. tax rates.
Core EBITDA1 was $360 million in 1Q18, an increase of 8% compared with 1Q17 on a constant exchange rate basis. The increase was driven by higher fee income as noted above.

The $9 million favourable change in the items excluded from core earnings in 1Q18 was primarily due to higher integration costs in our retirement businesses in Hong Kong and Canada in 1Q17.
Gross Flows and Net Flows
As noted above, gross flows were $36.5 billion in 1Q18, an increase of 16% compared with 1Q17 and net flows were $10.0 billion in 1Q18, an increase of $5.4 billion compared with 1Q17. By geography the results were:
WAM Asia:
Gross flows in Asia in 1Q18 were $7.4 billion, an increase of 35% compared with 1Q17, reflecting growth across all business lines.
•
Retail gross flows of $3.8 billion in 1Q18 increased 1% compared with 1Q17, driven by the continued success of our bank distribution partnerships across several markets, partially offset by lower gross flows in mainland China.

•	Retirement gross flows of $1.2 billion in 1Q18 increased 20% compared with 1Q17, mainly driven by higher gross flows in Hong Kong, which benefited from solid organic growth.
•
Institutional asset management gross flows in 1Q18 of $2.4 billion increased 242% compared with 1Q17, driven by additional contributions from existing clients in Japan, a large mandate in Hong Kong, and new clients in Indonesia.

Net flows in 1Q18 were $2.0 billion, compared with net flows of $1.0 billion in 1Q17, driven by higher gross flows as mentioned above and a large redemption from an institutional client in 1Q17, partially offset by higher redemptions in mainland China money market funds.
WAM Canada:
Gross flows in Canada in 1Q18 were $8.0 billion, an increase of 33% compared with 1Q17, driven by growth across all business lines.
•	Retail gross flows of $3.3 billion in 1Q18 increased 56% compared with 1Q17, driven by strong fund performance and continued sales force and marketing momentum.
•	Retirement gross flows of $2.4 billion in 1Q18 increased 15% compared with 1Q17, mainly due to higher sales of defined contribution plans and recurring contributions from existing clients.
•	Institutional asset management gross flows were $2.3 billion, an increase of 29% compared with 1Q17, driven by the funding of a $1.0 billion fixed income mandate.
Net flows were $3.5 billion in 1Q18, up from $1.4 billion in 1Q17 with increases across all three business lines due to higher gross flows as mentioned above.

[1]	Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

WAM U.S.:
Gross flows in the U.S. in 1Q18 were $21.0 billion, an increase of 5% compared with 1Q17, driven by higher gross flows in institutional asset management.
•
Retail 1Q18 gross flows of $10.3 billion decreased 2% compared with 1Q17 due to lower institutional allocations partially offset by solid gross flows into our top-selling fund, an international equity strategy.

•	Retirement 1Q18 gross flows of $8.1 billion decreased 2% compared with 1Q17 due to lower gross flows in the small-case market.
•
Institutional asset management 1Q18 gross flows of $2.6 billion increased 118% compared with 1Q17, and included additional funding of $1.0 billion from an existing client as well as flows into a broad range of mandates across asset classes.

Net flows in 1Q18 were $4.5 billion, compared with net flows of $2.2 billion in 1Q17, driven by higher gross flows as mentioned above and significant improvement in retail and institutional redemptions.

Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $296 million in 1Q18 compared with a net loss attributed to shareholders of $191 million in 1Q17. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $73 million in 1Q18 compared with a core loss of $140 million in 1Q17 and the items excluded from core loss amounted to a net charge of $223 million in 1Q18 compared with a net charge of $51 million in 1Q17.
The $67 million decrease in core loss was primarily due to $50 million of higher core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities partially offset by higher allocated investment income from capital allocated to operating segments due to lower U.S. tax rates.
The items excluded from core loss amounted to a net charge of $223 million in 1Q18, which includes a $96 million reclassification to core investment gains and $76 million related to net realized losses on AFS bonds.

Manulife Financial Corporation – First Quarter 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of May 2, 2018, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2018 and the MD&A and audited Consolidated Financial Statements contained in our 2017 Annual Report.
Effective January 1, 2018, the Company's reporting segments have been reorganized. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" below for details of these changes.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2017 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.
Contents

A. OVERVIEW
1. Earnings
2. Sales
3. Capital related items
4. Alternative long-duration asset ("ALDA") update
5. Changes to reporting segments and other items
B. FINANCIAL HIGHLIGHTS
1. First quarter earnings analysis
2. Revenue
3. Premiums and deposits
4. Assets under management and administration
5. Capital
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
C. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

D. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk
5. Alternative long-duration asset ("ALDA") performance risk
E. ACCOUNTING MATTERS AND CONTROLS
1. Critical accounting and actuarial policies
2. Sensitivity of policy liabilities to asset related assumptions
3. Accounting and reporting changes
4. Quarterly financial information
5. Other
F. OTHER
1. Quarterly dividend
2. Outstanding shares - selected information
3. Performance and Non-GAAP Measures
4. Caution regarding forward-looking statements

Manulife Financial Corporation – First Quarter 2018

A	OVERVIEW
A1	Earnings
In the first quarter of 2018 ("1Q18"), Manulife's net income attributed to shareholders was $1,372 million, fully diluted earnings per common share was $0.67 and return on common shareholders' equity ("ROE") was 14.1%, compared with $1,350 million, $0.66, and 13.7%, respectively, for the first quarter of 2017 ("1Q17").
Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,303 million in 1Q18 compared with $1,101 million in 1Q17, and items excluded from core earnings, which amounted to a net gain of $69 million in 1Q18 compared with a net gain of $249 million in 1Q17.
The $202 million increase in core earnings was due to higher investment-related experience gains in core earnings ($96 million in 1Q18 compared with $46 million in 1Q17), strong growth in Asia and Global Wealth and Asset Management ("Global WAM"), lower U.S. tax rates and improved policyholder experience in Canada. Core earnings in 1Q18 included policyholder experience charges of $3 million post-tax ($2 million pre-tax) compared with charges of $27 million post-tax ($30 million pre-tax) in 1Q17.2
The $96 million of investment-related experience gains reported in 1Q18 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns (including fair value changes) on alternative long-duration assets ("ALDA").
Items excluded from core earnings in 1Q18 and 1Q17 primarily related to the direct impact of markets (1Q18 - $50 million and 1Q17 - $267 million). The 1Q18 gains were primarily due to increasing corporate spreads and a rising and flattening of the yield curve in the U.S., partially offset by charges from unfavourable equity markets and the sale of available-for-sale bonds.
A2	Sales
Annualized premium equivalent ("APE") sales1 were $1.4 billion in 1Q18, a decrease of 10%3 compared with 1Q17. In Asia, APE sales decreased 3% from a particularly strong 1Q17 (1Q17 increased 31% compared with 1Q16) due to lower APE sales in Japan. APE sales increased 10%  in Hong Kong and 16% in Asia Other4.  In Canada, APE sales declined 23% from 1Q17 reflecting elevated sales volumes in the prior year  primarily due to regulatory changes on individual insurance and a large-case group benefit sale. In the U.S., APE sales decreased by 20% from 1Q17 due to lower international and variable universal life sales and the impact of our decision to exit sales of corporate and business owned life insurance.
New business value ("NBV")1 was $384 million in 1Q18, in line3 with 1Q17. In Asia, NBV reached $325 million in 1Q18, a 1% increase compared with 1Q17, as improvements in business mix offset the lower sales volumes.
Wealth and asset management ("WAM") gross flows1 were $36.5 billion in 1Q18, an increase of 16%3 compared with $32.4 billion in 1Q17. Gross flows increased across all regions. In Asia, the increase was primarily driven by broad-based growth in our institutional asset management business from a variety of clients across multiple countries. In Canada, we experienced significant growth in our retail business and received funding for a large institutional mandate. Institutional asset management was also the driver of growth in the U.S., with additional funding from an existing large client.
Wealth and asset management net flows1 were $10.0 billion in 1Q18 compared with $4.6 billion in 1Q17. Net flows increased across all regions driven by higher gross flows as mentioned above and lower redemptions in the U.S. and Canada, partially offset by higher redemptions in mainland China, primarily in money market funds.

A3	Capital related items
The Office of the Superintendent of Financial Institutions' new Life Insurance Capital Adequacy Test ("LICAT") regulatory capital regime, came into effect in Canada on January 1, 2018, replacing the Minimum Continuing Capital and Surplus framework.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]	Effective 1Q18, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.

[3]
Percentage growth / declines in APE sales, NBV and gross flows are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[4]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – First Quarter 2018

As at March 31, 2018, the LICAT ratio for The Manufacturers Life Insurance Company ("MLI") was 129%, compared to a supervisory target level of 100%. As this is the first quarter we are reporting under LICAT, there are no prior period comparatives.
MFC's LICAT ratio was 117% as at March 31, 2018, compared to a supervisory target level of 90%. The difference between the MLI and MFC ratios as at March 31, 2018 was largely due to the $4.9 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
In the MD&A in our 2017 Annual Report, we noted that the impact of the U.S. Tax Cuts and Jobs Act ("U.S. Tax Reform") and the investment strategy change related to assets supporting North American legacy businesses have reduced our capital position in the short and medium term. We expect the capital impact of these items to be favourable in 2018, further strengthening the healthy capital positions of MFC and MLI.1
MFC's financial leverage ratio as at March 31, 2018 was 29.7%, a decrease of 0.6 percentage points from the December 31, 2017 ratio of 30.3%, primarily due to an increase in equity from changes in foreign currency exchange rates and growth in retained earnings.
A4	Alternative long-duration asset ("ALDA") update
In 4Q17, we recorded a $1 billion post-tax charge related to our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our North American legacy businesses and stated that this is expected to reduce risk and lower volatility in our legacy businesses and free up approximately $2 billion in capital over the next 12-18 months as the ALDA is sold.1 In 1Q18, ALDA dispositions contributed approximately $0.3 billion to regulatory capital.
A5	Changes to reporting segments and other items
Effective January 1, 2018, as a result of the organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment, Global Wealth and Asset Management.
The new financial reporting segments are as follows:
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines.

In addition to changing the segments, we changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective operating segment. Other minor adjustments to our reporting are outlined under section F3 "Performance and Non-GAAP Measures" below. Comparative periods, are shown based on the Company's new reporting segments and reflect changes to the non-GAAP measures.

1   See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – First Quarter 2018

B	FINANCIAL HIGHLIGHTS
	Quarterly Results
($ millions, unless otherwise stated, unaudited)	1Q18	4Q17	1Q17
Net income attributed to shareholders	$1,372	$(1,606)	$1,350
Preferred share dividends	(39)	(40)	(41)
Common shareholders' net income	$1,333	$(1,646)	$1,309
Core earnings(1)	$1,303	$1,205	$1,101
Basic earnings per common share ($)	$0.67	$(0.83)	$0.66
Diluted earnings per common share ($)	$0.67	$(0.83)	$0.66
Diluted core earnings per common share ($)(1)	$0.64	$0.59	$0.53
Return on common shareholders' equity ("ROE")	14.1%	(17.1)%	13.7%
Core ROE(1)	13.4%	12.1%	11.1%
Sales(1) Annualized premium equivalent sales	$1,387	$1,259	$1,545
Wealth and Asset Management gross flows	$36,466	$32,243	$32,359
Wealth and Asset Management net flows	$9,977	$3,646	$4,603
New Business Value (1)	$384	$383	$386
Premiums and deposits(1) Insurance	$11,603	$11,003	$10,705
Wealth and Asset Management	$36,466	$32,243	$32,359
Corporate and Other	$23	$20	$21
Assets under management and administration ($ billions)(1)	$1,098	$1,071	$1,034
Capital ($ billions)(1)	$52.5	$50.7	$52.3
MLI's LICAT ratio	129%	-	-
MLI's MCCSR ratio	-	224%	233%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
B1	First quarter earnings analysis - The table below reconciles core earnings to net income attributed to shareholders.
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	1Q17
Core earnings(1)
Asia	$427	$372	$357
Canada	290	273	255
U.S.	432	463	441
Global Wealth and Asset Management	227	198	188
Corporate and Other (excluding core investment gains)	(169)	(201)	(186)
Core investment gains(2)	96	100	46
Total core earnings	$1,303	$1,205	$1,101
Items excluded from core earnings
Investment-related experience outside of core earnings(2)	-	18	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(2),(3),(4)	50	(68)	267
Changes in actuarial methods and assumptions	-	(33)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(1,032)	-
Charge related to U.S. Tax Reform	-	(1,777)	-
Other	19	81	(18)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,350
Manulife Financial Corporation – First Quarter 2018

(1)
This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below. In addition, all values, including comparative periods, are shown based on the Company's new reporting segments. Please see Section A5 "Changes to reporting segments and other items".

(2)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures" below) includes up to $400 million of favourable investment-related experience reported in a single year.

(3)
Actual market performance differed from our valuation assumptions in 1Q18, which resulted in a macro hedge experience loss of $1 million. This loss is included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	1Q17
Direct impact of equity markets and variable annuity guarantee liabilities	$(187)	$130	$222
Fixed income reinvestment rates assumed in the valuation of policy liabilities	313	(155)	50
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(76)	40	(5)
Risk reduction related items(1)	-	(83)	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$50	$(68)	$267
(1)	Impact from the expansion of our dynamic hedging program in Japan.
B2	Revenue
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	1Q17
Gross premiums	$9,466	$9,035	$9,085
Premiums ceded to reinsurers	$(1,141)	$(2,092)	$(2,035)
Net premium income	$8,325	$6,943	$7,050
Investment income	3,235	3,579	3,317
Other revenue	2,502	2,737	2,593
Revenue before realized and unrealized investment income gains and losses	14,062	13,259	12,960
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	(5,316)	2,988	590
Total revenue	$8,746	$16,247	$13,550
Total revenue in 1Q18 was $8.7 billion compared with $13.6 billion in 1Q17. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedging program, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized gains and losses in section C "Performance by Segment" below. 1Q18 revenue before realized and unrealized investment income gains and losses increased $1.1 billion compared with 1Q17, primarily due to the impact of a structural change in a reinsurance agreement on ceded premiums in Canada and business growth in Asia, partially offset by the impact of changes in foreign currency exchange rates.
Net realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedging program was a loss of $5.3 billion in 1Q18 compared with a gain of $0.6 billion in 1Q17. The 1Q18 loss was primarily due to an overall increase in interest rates and the impact of foreign currency exchange rates. Key drivers of the gain in 1Q17 was a decline in interest rates in North American and higher equity markets in North America and Hong Kong significantly offset by higher swap rates in North America.

Manulife Financial Corporation – First Quarter 2018

B3	Premiums and deposits[1]
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.
Premiums and deposits for insurance products were $11.6 billion in 1Q18, an increase of $0.9 billion or 10%2 compared with 1Q17 primarily due to growth in Asia. Asia reported a 22% increase driven by the stable growth in recurring premiums from the in-force business and higher single premium deposits.
Premiums and deposits for WAM products were $36.5 billion in 1Q18, an increase of $4.1 billion, or 16%2, compared with 1Q17. Please refer to WAM gross flows in section A2 "Sales" above.
B4	Assets under management and administration[1]
Assets under management and administration ("AUMA") as at March 31, 2018 were $1.1 trillion, in line2 with AUMA reported as at December 31, 2017.
B5	Capital[1]
MFC's total capital as at March 31, 2018 was $52.5 billion, in line with March 31, 2017 capital of $52.3 billion and an increase of $1.8 billion from December 31, 2017 capital of $50.7 billion. The increase from December 31, 2017 was primarily driven by net income attributed to shareholders over the last 3 months and the impact of changes in foreign currency exchange rates, partially offset by dividend payments and a decrease in the market value of available-for-sale securities. As noted in section A3 "Capital related items" above, MLI's LICAT ratio was 129% as at March 31, 2018.
B6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains and losses on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 1Q18 experience).
Net realized and unrealized investment income losses reported in net investment income were $5.3 billion for 1Q18 (1Q17 – gains of $0.6 billion). See section B2 "Revenue" above for discussion of results.
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).
B7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates reduced core earnings by $39 million in 1Q18 compared with 1Q17 primarily due to a stronger Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]
Percentage growth / declines in premiums and deposits and assets under management and administration are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

C	PERFORMANCE BY SEGMENT
C1	Asia
($ millions, unless otherwise stated)	Quarterly Results(1)
Canadian dollars		1Q18		4Q17		1Q17
Net income attributed to shareholders		$448		$260		$545
Core earnings(2)		427		372		357
Annualized premium equivalent sales		984		884		1,020
Revenue		4,305		5,107		5,135
Revenue before realized and unrealized investment income gains and losses(3)		5,264		4,640		4,662
Premiums and deposits		5,640		4,885		4,679
Assets under management ($ billions)		96.1		91.7		85.8
U.S. dollars
Net income attributed to shareholders	US	$355	US	$205	US	$412
Core earnings(2)		338		293		270
Annualized premium equivalent sales		778		696		771
Revenue		3,404		4,018		3,880
Revenue before realized and unrealized investment income gains and losses(3)		4,163		3,650		3,522
Premiums and deposits		4,460		3,844		3,533
Assets under management ($ billions)		74.5		73.1		64.4
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
Asia's net income attributed to shareholders was $448 million in 1Q18 compared with $545 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which was $427 million in 1Q18 compared with $357 million in 1Q17, and items excluded from core earnings, which amounted to a net gain of $21 million in 1Q18 compared with a net gain of $188 million in 1Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $14 million unfavourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$355 million in 1Q18 compared with US$412 million in 1Q17 and core earnings were US$338 million in 1Q18 compared with US$270 million in 1Q17. Items excluded from core earnings were a net gain of US$17 million in 1Q18 compared with a net gain of US$142 million in 1Q17.
Core earnings in 1Q18 increased 21%1  compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by a combination of growth in new business volumes, favorable product mix, solid in-force business growth and scale benefits in Hong Kong and Asia Other, partially offset by lower core earnings in Japan due to lower new business volumes.
The US$125 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of markets in 1Q18 compared with a net gain in 1Q17 and lower investment-related experience gains in 1Q18 compared with 1Q17.
APE sales in 1Q18 were US$778 million, a decrease of 3% compared with 1Q17 as strong growth in Hong Kong and Asia Other was more than offset by lower sales volumes in Japan. Japan APE sales were US$257 million, a decrease of 26% compared with 1Q17 due to increased competition in the corporate market segment and the impact of product repricing. Hong Kong APE sales in 1Q18 were US$149 million, a 10% increase compared with 1Q17 driven by new customer solutions launched in 2017 and growth as well as increased productivity of our agency channel. Asia Other APE sales in 1Q18 were US$372 million, a 16% increase compared with 1Q17 driven by strong growth in the bancassurance channel.

1   Percentage growth / declines in core earnings is stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

Revenue of US$3.4 billion in 1Q18 decreased 12% compared with 1Q17. Excluding realized and unrealized investment income gains and losses, revenue was US$4.2 billion in 1Q18, an increase of 18% compared with 1Q17, driven by stable recurring premium growth from in-force business and single premium sales.
Premiums and deposits of US$4.5 billion in 1Q18 increased 22% compared with 1Q17, driven by the stable growth in recurring premiums from the in-force business and higher single premium deposits.
Assets under management were US$74.5 billion as at March 31, 2018, in line1 with December 31, 2017, driven by positive customer net flows of US$2.6 billion offset by the impact on asset values of changes in equity markets and interest rates.
C2	Canada
	Quarterly Results(1)
($ millions, unless otherwise stated)	1Q18	4Q17	1Q17
Net income (loss) attributed to shareholders	$459	$(29)	$128
Core earnings(2)	290	273	255
Annualized premium equivalent sales	290	222	375
Revenue	3,194	4,266	2,941
Revenue before realized and unrealized investment income gains and losses(3)	3,582	2,717	2,607
Premiums and deposits	3,803	3,698	3,734
Assets under management ($ billions)	144.4	144.6	145.1
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
Canada's 1Q18 net income attributed to shareholders was $459 million compared with $128 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $290 million in 1Q18 compared with $255 million in 1Q17, and items excluded from core earnings, which were a net gain of $169 million in 1Q18 compared with a net charge of $127 million in 1Q17.
Core earnings increased $35 million or 14% compared with 1Q17 due to improved claims experience in our group insurance long-term disability business.
The 1Q18 gains in items excluded from core earnings included $145 million of favourable investment-related experience gains and $86 million of in-force reinsurance actions. In 1Q17, the charges were primarily related to the direct impact of markets.
APE sales were $290 million in 1Q18, a decrease of $85 million or 23% compared with 1Q17. The decline was primarily attributed to the 1Q17 large-case sale in group benefits and elevated 1Q17 individual insurance sales due to tax-exempt changes.
Revenue in 1Q18 was $3.2 billion compared with $2.9 billion in 1Q17. Total revenue before realized and unrealized investment income gains and losses was $3.6 billion in 1Q18, an increase of $1.0 billion compared with 1Q17 driven by a structural change in a reinsurance agreement, which reduced ceded premiums.
Premiums and deposits in 1Q18 were $3.8 billion, an increase of $0.1 billion or 2% compared with 1Q17. The structural change noted above does not impact this metric.
Assets under management were $144.4 billion as at March 31, 2018, a decrease of $0.2 billion from December 31, 2017, primarily driven by net outflows in the segregated fund business, partially offset by growth in Manulife Bank net lending assets.

1   Percentage growth / declines in assets under management are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

C3	U.S.
($ millions, unless otherwise stated)	Quarterly Results(1)
Canadian dollars		1Q18		4Q17		1Q17
Net income attributed to shareholders		$538		$(2,898)		$693
Core earnings(2)		432		463		441
Annualized premium equivalent sales		113		153		150
Revenue		19		5,509		4,254
Revenue before realized and unrealized investment income gains and losses(3)		3,981		4,483		4,434
Premiums and deposits		2,160		2,422		2,294
Assets under management ($ billions)		229.8		228.8		232.1
U.S. dollars
Net income attributed to shareholders	US	$425	US	$(2,280)	US	$524
Core earnings(2)		341		365		333
Annualized premium equivalent sales		90		121		113
Revenue		16		4,334		3,214
Revenue before realized and unrealized investment income gains and losses(3)		3,148		3,528		3,349
Premiums and deposits		1,709		1,904		1,733
Assets under management ($ billions)		178.2		182.4		174.2
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
 U.S. 1Q18 net income attributed to shareholders was $538 million compared with $693 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which amounted to $432 million in 1Q18 compared with $441 million in 1Q17, and items excluded from core earnings, which amounted to a net gain of $106 million in 1Q18 compared with a net gain of $252 million in 1Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $20 million unfavourable currency impact from the weakening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 1Q18 net income attributed to shareholders was US$425 million compared with US$524 million in 1Q17, core earnings were US$341 million in 1Q18 compared with US$333 million in 1Q17, and items excluded from core earnings were a net gain of US$84 million in 1Q18 compared with a net gain of US$191 million in 1Q17.
The US$8 million increase in core earnings was driven by the favourable impact of lower U.S. tax rates and a gain related to a historical annuity reinsurance item, partially offset by the impact of lower sales volume, product mix changes and less favourable policyholder experience (policyholder experience was favourable in both periods).
The net gains in items excluded from core earnings were US$107 million less favourable in 1Q18 compared with 1Q17 primarily due to unfavourable investment-related experience on private equity investments in 1Q18.
APE sales in 1Q18 of US$90 million decreased 20% compared with 1Q17, primarily due to lower international and variable universal life sales and the impact of our decision to exit sales of corporate and bank-owned life insurance products. The lower international sales were impacted by increased competitive pressures from domestic carriers. Partially offsetting these headwinds, term sales increased and sales of the John Hancock Vitality feature benefited multiple product categories in 1Q18.
Revenue in 1Q18 was US$16 million, a decrease compared with US$3.2 billion in 1Q17. The decrease is primarily attributable to mark-to-market losses on fixed income holdings due to the increase in interest rates in 1Q18. Revenue before net realized and unrealized investment income gains and losses was US$3.1 billion in 1Q18, a decrease of 6% compared with 1Q17. This US$0.2 billion decrease was consistent with the run-off nature of the business.

Manulife Financial Corporation – First Quarter 2018

Premiums and deposits for 1Q18 were US$1.7 billion, a decrease of 1% compared with 1Q17 primarily driven by lower first year premiums in insurance from lower sales.
Assets under management as at March 31, 2018 were US$178.2 billion, down 2% from December 31, 2017. The decrease was driven by unfavourable mark-to-market movement in our insurance business, as well as the continued runoff of our annuities business.
C4	Global Wealth and Asset Management
($ millions, unless otherwise stated)	Quarterly Results(1)
Canadian dollars	1Q18	4Q17	1Q17
Net income attributed to shareholders	$223	$496	$175
Core earnings(2)	227	198	188
Core EBITDA(3)	360	355	342
Sales
Wealth and asset management gross flows	36,466	32,243	32,359
Wealth and asset management net flows	9,977	3, 646	4,603
Revenue	1,347	1,341	1,269
Premiums and deposits	36,466	32,243	32,359
Assets under management and administration ($ billions)	626.9	609.0	575.2
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	Core EBITDA is a non-GAAP measure and is equal to core earnings before interest, taxes, depreciation and amortization. See F3 "Performance and Non-GAAP measures below.
Global Wealth and Asset Management's net income attributed to shareholders was $223 million compared with $175 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $227 million in 1Q18 compared with $188 million in 1Q17, and items excluded from core earnings, which were a net charge of $4 million in 1Q18 compared with a net charge of $13 million in 1Q17.
Core earnings in 1Q18 increased 24% compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by higher fee income on higher average asset levels, and lower U.S. tax rates.
Core EBITDA was $360 million in 1Q18, an increase of 8%1 compared with 1Q17 on a constant exchange rate basis. The increase was driven by higher fee income as noted above.

The $9 million favourable change in the items excluded from core earnings in 1Q18 was primarily due to higher integration costs in our retirement businesses in Hong Kong and Canada in 1Q17.
WAM gross flows were $36.5 billion in 1Q18, an increase of 16% compared with $32.4 billion in 1Q17. Gross flows increased across all regions. In Asia, the increase was primarily driven by broad-based growth in our institutional asset management business from a variety of clients across multiple countries. In Canada, we experienced significant growth in our retail business and received funding for a large institutional mandate. Institutional asset management was also the driver of growth in the U.S., with additional funding from an existing large client.

WAM net flows were $10.0 billion in 1Q18 compared with $4.6 billion in 1Q17. Net flows increased across all regions driven by higher gross flows as mentioned above and lower redemptions in the U.S. and Canada, partially offset by higher redemptions in mainland China, primarily in money market funds.

Revenue in 1Q18 was $1,347 million, an increase compared with $1,269 million in 1Q17. This increase was driven by higher fee income on higher average asset levels.
Premiums and deposits for 1Q18 were $36.5 billion, an increase of 16% compared with 1Q17 for the reasons noted above for WAM gross flows.

1 Percentage growth / declines in core EBITDA is stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – First Quarter 2018

WAM assets under management and administration as at March 31, 2018 were $626.9 billion, an increase of less than 1% compared with December 31, 2017. The increase was driven by positive net flows in 1Q18 which more than offset the negative impact of market performance on our investment returns. WAM also managed $185 billion for the Company's non-WAM reporting segments, and including those managed assets, WAM AUMA was $812 billion as at March 31, 2018.
C5	Corporate and Other
	Quarterly Results(1)
($ millions, unless otherwise stated)	1Q18	4Q17	1Q17
Net income (loss) attributed to shareholders	$(296)	$565	$(191)
Core loss excluding core investment gains(2)	$(169)	$(201)	$(186)
Core investment gains	96	100	46
Total core gain (loss)	$(73)	$(101)	$(140)
Revenue	$(119)	$24	$(49)
Premiums and deposits	23	20	21
Assets under management ($ billions)	0.9	(2.9)	(4.1)

(1)	The Company made a number of reporting changes in 1Q18. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favorable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $296 million in 1Q18 compared with a net loss attributed to shareholders of $191 million in 1Q17. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $73 million in 1Q18 compared with a core loss of $140 million in 1Q17 and the items excluded from core loss amounted to a net charge of $223 million in 1Q18 compared with a net charge of $51 million in 1Q17.
The $67 million decrease in core loss was primarily due to $50 million of higher core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities partially offset by higher allocated investment income from capital allocated to operating segments due to lower U.S. tax rates.
The items excluded from core loss amounted to a net charge of $223 million in 1Q18, which includes a $96 million reclassification to core investment gains and $76 million related to net realized losses on AFS bonds.
Revenue in 1Q18 was a loss of $119 million compared with a loss of $49 million in 1Q17. The variance was primarily driven by higher realized losses on the sale of AFS bonds.
Premiums for the P&C Reinsurance business in 1Q18 were $23 million, in line with 1Q17 premiums.
D	RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2017 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
D1	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2017 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are
Manulife Financial Corporation – First Quarter 2018

below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2018 to 2038.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D3 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	March 31, 2018			December 31, 2017
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,255	$4,148	$1,155	$5,201	$4,195	$1,074
Guaranteed minimum withdrawal benefit	62,155	55,391	7,184	61,767	56,512	5,943
Guaranteed minimum accumulation benefit	18,279	18,715	37	18,162	18,705	11
Gross living benefits(2)	85,689	78,254	8,376	85,130	79,412	7,028
Gross death benefits(3)	10,874	16,507	1,083	10,743	16,973	1,001
Total gross of reinsurance	96,563	94,761	9,459	95,873	96,385	8,029
Living benefits reinsured	4,516	3,591	964	4,522	3,667	911
Death benefits reinsured	3,065	3,020	449	3,014	3,040	435
Total reinsured	7,581	6,611	1,413	7,536	6,707	1,346
Total, net of reinsurance	$88,982	$88,150	$8,046	$88,337	$89,678	$6,683

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2018 was $8,046 million (December 31, 2017 – $6,683 million) of which: US$4,544 million (December 31, 2017 – US$3,982 million) was on our U.S. business, $1,707 million (December 31, 2017 – $1,342 million) was on our Canadian business, US$183 million (December 31, 2017 – US$95 million) was on our Japan business and US$189 million (December 31, 2017 – US$181 million) was related to Asia (other than Japan) and our run-off reinsurance business.

D2	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's LICAT ratio will be as indicated.
D3	Publicly traded equity performance risk
As outlined in our 2017 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2017 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly

Manulife Financial Corporation – First Quarter 2018

equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at March 31, 2018
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,060)	$(2,440)	$(1,080)	$790	$1,360	$1,770
Asset based fees	(500)	(330)	(170)	170	330	500
General fund equity investments(5)	(970)	(630)	(280)	270	550	820
Total underlying sensitivity before hedging	(5,530)	(3,400)	(1,530)	1,230	2,240	3,090
Impact of macro and dynamic hedge assets(6)	3,300	1,980	850	(760)	(1,330)	(1,740)
Net potential impact on net income after impact of hedging	$(2,230)	$(1,420)	$(680)	$470	$910	$1,350
As at December 31, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,940)	$(2,260)	$(960)	$670	$1,110	$1,410
Asset based fees	(510)	(340)	(170)	170	340	510
General fund equity investments(5)	(930)	(590)	(270)	270	540	810
Total underlying sensitivity before hedging	(5,380)	(3,190)	(1,400)	1,110	1,990	2,730
Impact of macro and dynamic hedge assets(6)	3,220	1,850	790	(640)	(1,100)	(1,410)
Net potential impact on net income after impact of hedging	$(2,160)	$(1,340)	$(610)	$470	$890	$1,320

(1)	See "Caution related to sensitivities" above.

(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation – First Quarter 2018

Changes in equity markets impact our available and required components of the LICAT ratio. The following table shows the potential impact to MLI's LICAT ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.
Potential immediate impact on MLI's LICAT ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's LICAT ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
March 31, 2018	(6)	(4)	(2)	2	4	6
(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions ("OSFI") rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

D4	Interest rate and spread risk
As at March 31, 2018, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be nil, and to a 50 basis point increase in interest rates to be a charge of $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets", on page 75 of our 2017 Annual Report). More information on ALDA can be found in section D5 "Alternative long-duration asset ("ALDA") performance risk".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Manulife Financial Corporation – First Quarter 2018

Potential impact on net income attributed to shareholders and MLI's LICAT ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	March 31, 2018				December 31, 2017
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$(100)		$(200)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	1,000		(900)		1,100		(1,000)
MLI's LICAT ratio (Percentage points)
LICAT ratio change in percentage points(5)	3		(2)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	Impact includes realized and unrealized fair value change in AFS fixed income assets.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	March 31, 2018	December 31, 2017
Corporate spreads(4),(5)
Increase 50 basis points	$900	$1,000
Decrease 50 basis points	(900)	(1,000)
Swap spreads
Increase 20 basis points	$(300)	$(400)
Decrease 20 basis points	300	400

(1)	See "Caution related to sensitivities" above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

Manulife Financial Corporation – First Quarter 2018

D5	Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)

As at	March 31, 2018		December 31, 2017
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,400)	$1,300	$(1,300)	$1,300
Private equities and other ALDA	(1,600)	1,600	(1,500)	1,400
Alternative long-duration assets	$(3,000)	$2,900	$(2,800)	$2,700

(1)	See "Caution Related to Sensitivities" above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)
The sensitivities as at March 31, 2018 reflect ALDA dispositions completed as of that date. Further ALDA dispositions as part of our decision to change the portfolio asset mix supporting our North American legacy business will be reflected in the sensitivity as they occur..

E	ACCOUNTING MATTERS AND CONTROLS
E1	Critical accounting and actuarial policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2017. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, provisioning for asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described on pages 68 to 79 of our 2017 Annual Report.
E2	Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Manulife Financial Corporation – First Quarter 2018

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	March 31, 2018		December 31, 2017
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$400	$(400)
100 basis point change in future annual returns for ALDA(2)	3,600	(4,100)	3,600	(4,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.3% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.1% and 9.9%.

(2)
Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 12%, with an average of 9.5% based on the current asset mix backing our guaranteed insurance and annuity business as of March 31, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.3% based on the asset mix backing our guaranteed insurance and annuity business as of March 31, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. See section A4 "Alternative long-duration asset ("ALDA") update.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

E3	Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2018 for accounting and reporting changes during the quarter.

Manulife Financial Corporation – First Quarter 2018

E4	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2018	2017	2017	2017	2017	2016	2016	2016
Revenue
Premium income
Life and health insurance	$7,300	$6,000	$6,321	$6,040	$5,994	$6,093	$5,950	$5,497
Annuities and pensions	1,025	943	922	934	1,056	908	1,247	1,209
Net premium income	8,325	6,943	7,243	6,974	7,050	7,001	7,197	6,706
Investment income	3,235	3,579	3,309	3,444	3,317	3,309	3,568	3,213
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	(5,316)	2,988	(1,163)	3,303	590	(16,421)	771	7,922
Other revenue	2,502	2,737	2,544	2,872	2,593	2,637	2,921	2,794
Total revenue	$8,746	$16,247	$11,933	$16,593	$13,550	$(3,474)	$14,457	$20,635
Income (loss) before income taxes	$1,714	$(2,123)	$1,269	$1,618	$1,737	$(285)	$1,314	$947
Income tax (expense) recovery	(337)	424	(13)	(304)	(346)	450	(117)	(231)
Net income (loss)	$1,377	$(1,699)	$1,256	$1,314	$1,391	$165	$1,197	$716
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117	$704
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287	$996	$833
Other items to reconcile net income attributed to shareholders to core earnings(3)
Investment-related experience in excess of amounts included in core earnings	-	18	11	138	-	-	280	60
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	50	(68)	47	(37)	267	(1,202)	414	(170)
Change in actuarial methods and assumptions	-	(33)	(2)	-	-	(10)	(455)	-
Charge related to decision to change asset mix in legacy businesses	-	(1,032)	-	-	-	-	-	-
Charge related to U.S. Tax Reform	-	(1,777)	-	-	-	-	-	-
Other	19	81	(36)	(20)	(18)	(12)	(118)	(19)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117	$704
Basic earnings (loss) per common share	$0.67	$(0.83)	$0.54	$0.62	$0.66	$0.01	$0.55	$0.34
Diluted earnings (loss) per common share	$0.67	$(0.83)	$0.54	$0.61	$0.66	$0.01	$0.55	$0.34
Segregated funds deposits	$9,728	$8,421	$8,179	$8,544	$9,632	$8,247	$8,291	$7,899
Total assets (in billions)	$740	$730	$713	$726	$728	$721	$742	$725
Weighted average common shares (in millions)	1,983	1,980	1,978	1,977	1,976	1,974	1,973	1,972
Diluted weighted average common shares (in millions)	1,989	1,988	1,986	1,984	1,984	1,980	1,976	1,976
Dividends per common share	$0.220	$0.205	$0.205	$0.205	$0.205	$0.185	$0.185	$0.185
CDN$ to US$1 - Statement of Financial Position	1.2894	1.2545	1.2480	1.2977	1.3323	1.3426	1.3116	1.3009
CDN$ to US$1 - Statement of Income	1.2647	1.2712	1.2528	1.3450	1.3238	1.3343	1.3050	1.2889

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "Q1 earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section F3 "Performance and Non-GAAP Measures" which reconcile net income attributed to shareholders to core earnings.

E5	Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.
F	OTHER
F1	Quarterly dividend
The Company also announced today that the Board of Directors approved a quarterly dividend in the amount of $0.22 per Manulife common share, payable on and after June 19, 2018 to shareholders of record at the close of business on May 15, 2018. Participants in the Company's dividend reinvestment and share purchase plans in Canada and the U.S. will receive

Manulife Financial Corporation – First Quarter 2018

common shares purchased on the open market at a price based on the average actual cost to purchase the shares with no discount.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2018 to shareholders of record at the close of business on May 15, 2018.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 13 – $0.2375 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 3 – $0.136125 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 4 – $0.164908 per share	Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 5 – $0.243188 per share	Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 7 – $0.2695 per share	Class 1 Shares Series 23 – $0.303125 per share
Class 1 Shares Series 9 – $0.271938 per share	Class 1 Shares Series 25 – $0.383082 per share
Class 1 Shares Series 11– $0.295688 per share
F2	Outstanding shares – selected information
Common Shares
As at April 26, 2018 MFC had 1,983,188,651 common shares outstanding.
F3	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization ("core EBITDA"); Core EBITDA Margin; Core Investment Gains; Constant Exchange Rate Basis (measures that are reported on a constant exchange rate basis include percentage growth/declines in Core Earnings, Sales, APE Sales, Gross Flows, Premiums and Deposits, Core EBITDA, New Business Value, New Business Value Margin, Assets under Management and  Assets under Management and Administration); Assets under Administration; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Capital; Embedded Value; New Business Value; New Business Value Margin, Sales; APE Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Effective January 1, 2018, the Company's reporting segments have been reorganized as outlined under section A5 "Changes to reporting segments and other items". In addition, we made the following adjustments to our reporting:
•	The definition of WAM businesses now includes the Guaranteed Interest Account portion of the Canadian Pension defined contribution business.
•	The NBV calculation has been refined for our Canadian segregated fund guarantee business.
•	The calculation of net flows and AUMA now includes the sale of non-proprietary products sold in Canada.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflects the underlying earnings capacity and valuation of our business.  We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

Manulife Financial Corporation – First Quarter 2018

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See "Quarterly Financial Information" below for reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2017 was $475 million (2012 to the end of 2016 was $456 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We have refined our description of investment-related experience to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2018

Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board.  The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assists investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2018

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.  All values are shown based on the Company's new reporting segments. Please refer to Section A5 "Changes to reporting segments and other items" for details.
Total Company

	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Core earnings (loss)
Asia	$427	$372	$374	$350	$357	$341	$342	$305
Canada	290	273	403	278	255	308	312	279
U.S.	432	463	346	359	441	387	312	293
Global Wealth and Asset Management	227	198	216	214	188	186	168	160
Corporate and Other (excluding core investment gains)	(169)	(201)	(354)	(181)	(186)	(115)	(155)	(204)
Core investment gains	96	100	100	154	46	180	17	-
Total core earnings	1,303	1,205	1,085	1,174	1,101	1,287	996	833
Items to reconcile core earnings to net income attributed to shareholders:
Investment-related experience outside of core earnings	-	18	11	138	-	-	280	60
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	50	(68)	47	(37)	267	(1,202)	414	(170)
Change in actuarial methods and assumptions	-	(33)	(2)	-	-	(10)	(455)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(1,032)	-	-	-	-	-	-
Charge related to U.S. Tax Reform	-	(1,777)	-	-	-	-	-	-
Other	19	81	(36)	(20)	(18)	(12)	(118)	(19)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117	$704

Asia

	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Asia core earnings	$427	$372	$374	$350	$357	$341	$342	$305
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	48	62	48	62	69	74	62	(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(27)	(140)	(62)	96	119	(15)	107	(287)
Change in actuarial methods and assumptions	-	5	161	-	-	(38)	(92)	-
Other	-	(39)	-	-	-	(10)	-	-
Net income (loss) attributed to shareholders	$448	$260	$521	$508	$545	$352	$419	$(7)

Canada

	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Canada core earnings	$290	$273	$403	$278	$255	$308	$312	$279
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	145	76	(125)	(12)	(38)	17	35	(88)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(60)	(21)	115	(238)	(83)	(266)	59	130
Change in actuarial methods and assumptions	-	(7)	43	-	-	68	(56)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(343)	-	-	-	-	-	-
Other	84	(7)	(4)	(5)	(6)	(11)	(8)	(9)
Net income (loss) attributed to shareholders	$459	$(29)	$432	$23	$128	$116	$342	$312

Manulife Financial Corporation – First Quarter 2018

U.S.
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
U.S. core earnings	$432	$463	$346	$359	$441	$387	$312	$293
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(101)	(33)	181	164	30	97	192	93
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	268	75	50	159	222	(623)	72	(46)
Change in actuarial methods and assumptions	-	(31)	(214)	-	-	(39)	(309)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(689)	-	-	-	-	-	-
Charge related to U.S. Tax Reform	-	(2,822)	-	-	-	-	-	-
Other	(61)	139	(41)	-	-	(18)	(97)	-
Net income (loss) attributed to shareholders	$538	$(2,898)	$322	$682	$693	$(196)	$170	$340

Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Global WAM core earnings	$227	$198	$216	$214	$188	$186	$168	$160
Items to reconcile core earnings to net income attributed to shareholders:
Impact related to U.S. Tax Reform	-	308	-	-	-	-	-	-
Other	(4)	(10)	(10)	(13)	(13)	(14)	(12)	(9)
Net income attributed to shareholders	$223	$496	$206	$201	$175	$172	$156	$151

Corporate and Other

	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)	$(155)	$(205)
Core investment gains	96	100	100	154	46	180	17	-
Total core earnings (loss)	(73)	(101)	(254)	(27)	(140)	65	(138)	(205)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(92)	(87)	(92)	(79)	(61)	(187)	(10)	80
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(131)	17	(56)	(53)	9	(298)	175	34
Changes in actuarial methods and assumptions	-	-	8	-	-	-	1	-
Impact related to U.S. Tax Reform	-	737	-	-	-	-	-	-
Other	-	(1)	18	-	1	39	-	-
Net income (loss) attributed to shareholders(1)	$(296)	$565	$(376)	$(159)	$(191)	$(381)	$28	$(91)
(1)	The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.

Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q18. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, premiums and deposits, core EBITDA, new business value, new business value margin, assets under management and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money, ("deposits from

Manulife Financial Corporation – First Quarter 2018

policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts,  (v) premium equivalents for "administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canada Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	1Q18	4Q17	1Q 17
Gross premiums	$9,466	$9,035	$9,085
Ceded premiums (excluding Canada Group Benefits reinsurance)	(1,012)	(997)	(997)
Segregated fund deposits	9,728	8,421	9,632
Mutual fund deposits	21,610	20,999	20,669
Institutional advisory account deposits	7,222	4,758	3,696
Other fund deposits	239	204	235
ASO premium equivalents	821	823	742
Investment contract deposits	18	23	23
Total premiums and deposits	48,092	43,266	43,085
Currency impact	-	122	(1,070)
Premiums and deposits at constant exchange rates	$48,092	$43,388	$42,015

Assets under management and administration  is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	March 31, 2018	December 31, 2017	March 31, 2017
Total invested assets	$342,389	$334,222	$328,237
Segregated funds net assets	326,011	324,307	323,118
Assets under management per financial statements	668,400	658,529	651,355
Mutual funds	197,854	191,507	175,635
Institutional advisory accounts (excluding segregated funds)	98,275	91,115	84,498
Other funds	7,247	6,937	6,477
Total assets under management	971,776	948,088	917,965
Other assets under administration	126,271	123,188	116,053
Currency impact	-	24,585	(19,863)
AUMA at constant exchange rates	$1,098,047	$1,095,861	$1,014,155

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
($ millions)	March 31, 2018	December 31, 2017	March 31, 2017
Total equity	$44,089	$42,163	$43,931
Add AOCI loss on cash flow hedges	146	109	177
Add liabilities for capital instruments	8,275	8,387	8,179
Total capital	$52,510	$50,659	$52,287

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – First Quarter 2018

Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our global wealth and asset management business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our WAM businesses, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Core EBITDA	$360	$355	$352	$377	$342	$315	$298	$298
Amortization of deferred acquisition costs and other depreciation	73	87	84	88	85	85	89	77
Amortization of deferred sales commissions	29	25	23	23	28	24	24	26
Core earnings before income taxes	258	243	245	266	229	206	185	195
Core income tax (expense) recovery	(31)	(45)	(29)	(52)	(41)	(20)	(16)	(35)
Core earnings	$227	$198	$216	$214	$188	$186	$169	$160

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The MCCSR framework was replaced by the LICAT framework on January 1, 2018 and LICAT will be used to calculate EV as at December 31, 2018. It has been used to calculate NBV for the first quarter 2018 and will be used in subsequent quarters. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes Manulife's WAM, Bank and Property and Casualty Reinsurance businesses.
NBV is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife's wealth and asset management businesses and Manulife Bank and the short-term Property and Casualty Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance based wealth accumulation products.
Insurance based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.

Manulife Financial Corporation – First Quarter 2018

Gross flows is a new business measure presented for WAM businesses and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our WAM businesses and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
F4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the expected impact of our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our legacy business and of U.S. Tax Reform, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the final interpretation of U.S. Tax Reform by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy business and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies", under "Risk Management",

Manulife Financial Corporation – First Quarter 2018

"Risk Factors" and "Critical Accounting and Actuarial Policies"  in the Management's Discussion and Analysis in our most recent annual report and, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2018

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2018	December 31, 2017
Assets
Cash and short-term securities	$17,020	$15,965
Debt securities	178,198	174,000
Public equities	21,211	21,545
Mortgages	45,527	44,742
Private placements	33,373	32,132
Policy loans	5,987	5,808
Loans to bank clients	1,772	1,737
Real estate	14,456	13,810
Other invested assets	24,845	24,483
Total invested assets (note 3)	342,389	334,222
Other assets
Accrued investment income	2,313	2,182
Outstanding premiums	1,172	1,148
Derivatives (note 4)	13,821	15,569
Reinsurance assets	31,165	30,359
Deferred tax assets	4,797	4,569
Goodwill and intangible assets	9,980	9,840
Miscellaneous	8,175	7,337
Total other assets	71,423	71,004
Segregated funds net assets (note 14)	326,011	324,307
Total assets	$739,823	$729,533
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$310,481	$304,605
Investment contract liabilities (note 5)	3,161	3,126
Deposits from bank clients	18,976	18,131
Derivatives (note 4)	7,433	7,822
Deferred tax liabilities	1,448	1,281
Other liabilities	15,043	14,927
	356,542	349,892
Long-term debt (note 7)	4,906	4,784
Capital instruments (note 8)	8,275	8,387
Segregated funds net liabilities (note 14)	326,011	324,307
Total liabilities	695,734	687,370
Equity
Preferred shares (note 9)	3,822	3,577
Common shares (note 9)	23,010	22,989
Contributed surplus	275	277
Shareholders' retained earnings	10,987	10,083
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(385)	(364)
Available-for-sale securities	(159)	179
Cash flow hedges	(146)	(109)
Translation of foreign operations and real estate revaluation surplus	5,530	4,381
Total shareholders' equity	42,934	41,013
Participating policyholders' equity	173	221
Non-controlling interests	982	929
Total equity	44,089	42,163
Total liabilities and equity	$739,823	$729,533
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – First Quarter 2018

Consolidated Statements of Income
For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2018	2017
Revenue
Premium income
Gross premiums	$9,466	$9,085
Premiums ceded to reinsurers	(1,141)	(2,035)
Net premiums	8,325	7,050
Investment income (note 3)
Investment income	3,235	3,317
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(5,316)	590
Net investment income (loss)	(2,081)	3,907
Other revenue (note 10)	2,502	2,593
Total revenue	8,746	13,550
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,647	6,603
Change in insurance contract liabilities	(2,567)	1,451
Change in investment contract liabilities	44	54
Benefits and expenses ceded to reinsurers	(1,213)	(2,152)
Change in reinsurance assets	(21)	1,790
Net benefits and claims	2,890	7,746
General expenses	1,835	1,707
Investment expenses	406	391
Commissions	1,521	1,624
Interest expense	286	259
Net premium taxes	94	86
Total contract benefits and expenses	7,032	11,813
Income before income taxes	1,714	1,737
Income tax expense	(337)	(346)
Net income	$1,377	$1,391
Net income (loss) attributed to:
Non-controlling interests	$54	$54
Participating policyholders	(49)	(13)
Shareholders	1,372	1,350
	$1,377	$1,391
Net income attributed to shareholders	$1,372	$1,350
Preferred share dividends	(39)	(41)
Common shareholders' net income	$1,333	$1,309
Earnings per share
Basic earnings per common share (note 9)	$0.67	$0.66
Diluted earnings per common share (note 9)	0.67	0.66
Dividends per common share	0.220	0.205
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

Consolidated Statements of Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2018	2017
Net income	$1,377	$1,391
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	1,267	(77)
Net investment hedges	(118)	(51)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(326)	197
Reclassification of net realized (gains) losses and impairments to net income	(13)	8
Cash flow hedges:
Unrealized gains (losses) arising during the period	(40)	53
Reclassification of realized losses to net income	3	2
Share of other comprehensive income of associates	-	1
Total items that may be subsequently reclassified to net income	773	133
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(21)	1
Total items that will not be reclassified to net income	(21)	1
Other comprehensive income, net of tax	752	134
Total comprehensive income, net of tax	$2,129	$1,525
Total comprehensive income (loss) attributed to:
Non-controlling interests	$52	$54
Participating policyholders	(48)	(13)
Shareholders	2,125	1,484

Income Taxes included in Other Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2018	2017
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$-
Unrealized foreign exchange gains/losses on net investment hedges	(30)	(14)
Unrealized gains/losses on available-for-sale financial securities	(128)	61
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	8	4
Unrealized gains/losses on cash flow hedges	39	23
Reclassification of realized gains/losses to net income on cash flow hedges	1	2
Change in pension and other post-employment plans	16	1
Total income tax expense (recovery)	$(94)	$77
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2018	2017
Preferred shares
Balance, beginning of period	$3,577	$3,577
Issued during the period (note 9)	250	-
Issuance costs, net of tax	(5)	-
Balance, end of period	3,822	3,577
Common shares
Balance, beginning of period	22,989	22,865
Issued on exercise of stock options	21	26
Balance, end of period	23,010	22,891
Contributed surplus
Balance, beginning of period	277	284
Exercise of stock options and deferred share units	(3)	(5)
Stock option expense	1	8
Balance, end of period	275	287
Shareholders' retained earnings
Balance, beginning of period	10,083	9,759
Net income attributed to shareholders	1,372	1,350
Preferred share dividends	(39)	(41)
Common share dividends	(429)	(403)
Balance, end of period	10,987	10,665
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	4,087	5,347
Change in actuarial gains (losses) on pension and other post-employment plans	(21)	1
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,149	(128)
Change in unrealized gains (losses) on available-for-sale financial securities	(338)	205
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(37)	55
Share of other comprehensive income of associates	-	1
Balance, end of period	4,840	5,481
Total shareholders' equity, end of period	42,934	42,901
Participating policyholders' equity
Balance, beginning of period	221	248
Net loss attributed to participating policyholders	(49)	(13)
Other comprehensive income attributed to policyholders	1	-
Balance, end of period	173	235
Non-controlling interests
Balance, beginning of period	929	743
Net income attributed to non-controlling interests	54	54
Other comprehensive loss attributed to non-controlling interests	(2)	-
Contributions (distributions), net	1	(2)
Balance, end of period	982	795
Total equity, end of period	$44,089	$43,931
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2018	2017
Operating activities
Net income	$1,377	$1,391
Adjustments:
Increase(decrease) in insurance contract liabilities	(2,567)	1,451
Increase decrease in investment contract liabilities	44	54
(Increase) decrease in reinsurance assets	(21)	1,790
Amortization of (premium) discount on invested assets	56	35
Other amortization	139	131
Net realized and unrealized (gains) losses and impairment on assets	4,825	(1,228)
Deferred income tax expense	1	589
Stock option expense	1	8
Cash provided by operating activities before undernoted item	3,855	4,221
Changes in policy related and operating receivables and payables	(7)	(1,036)
Cash provided by operating activities	3,848	3,185
Investing activities
Purchases and mortgage advances	(23,610)	(21,366)
Disposals and repayments	19,892	17,746
Change in investment broker net receivables and payables	(21)	134
Cash used in investing activities	(3,739)	(3,486)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	137	153
Issue of capital instruments, net (note 8)	-	994
Redemption of capital instruments (note 8)	(200)	-
Secured borrowing from securitization transactions	-	191
Changes in deposits from Bank clients, net	840	378
Shareholders' dividends paid in cash	(468)	(444)
Contributions from (distribution to) non-controlling interests, net	1	(2)
Common shares issued, net (note 9)	21	26
Preferred shares issued, net (note 9)	245	-
Cash provided by financing activities	576	1,296
Cash and short-term securities
Increase during the period	685	995
Effect of foreign exchange rate changes on cash and short-term securities	345	(25)
Balance, beginning of period	15,098	14,238
Balance, end of period	16,128	15,208
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,965	15,151
Net payments in transit, included in other liabilities	(867)	(913)
Net cash and short-term securities, beginning of period	15,098	14,238
End of period
Gross cash and short-term securities	17,020	16,011
Net payments in transit, included in other liabilities	(892)	(803)
Net cash and short-term securities, end of period	$16,128	$15,208
Supplemental disclosures on cash flow information
Interest received	$2,523	$2,538
Interest paid	247	223
Income taxes paid	268	143
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 below.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, included on pages 107 to 182 of the Company's 2017 Annual Report, as well as the disclosures on risk in the shaded area of sections D1 to D5 of the First Quarter 2018 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2018 were authorized for issue by MFC's Board of Directors on May 2, 2018.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	Segment Reporting
Effective January 1, 2018, as a result of the organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment.
The new financial reporting segments are as follows:
•	Global Wealth and Asset Management ("Global WAM") – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering long-term care and in-force insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines.

In addition to changing the segments, we changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective operating segment. Prior period amounts have been restated to reflect the changes. Refer to Note 13.
(II)	IFRS 15 "Revenue from Contracts with Customers"
Effective January 1, 2018, the Company adopted IFRS 15 "Revenue from Contracts with Customers" which was issued In May 2014, and replaces IAS 11 "Construction Contracts," IAS 18 "Revenue" and several interpretations. Amendments to IFRS 15 were issued in April 2016. IFRS 15 was applied using the modified retrospective method with no restatement of comparative information.  IFRS 15 clarifies revenue recognition principles, provides a robust framework for recognizing
Manulife Financial Corporation – First Quarter 2018

revenue and cash flows arising from contracts with customers. IFRS 15 does not apply to insurance contracts, financial instruments and lease contracts. IFRS 15 introduces new disclosure requirements. Refer to Note 10. Adoption of IFRS 15 resulted in no transitional adjustments to the Company's Interim Consolidated Financial Statements.
(III)	IFRS 9 "Financial Instruments" and Amendments to IFRS 4 "Insurance Contracts"
Effective January 1, 2018, the company adopted amendments to IFRS 4 "Insurance Contracts" issued in September 2016. IFRS 9 "Financial Instruments" replaced IAS 39 "Financial Instruments: Recognition and Measurement" and resulted in revisions to classification and measurement, impairment of financial assets, and hedge accounting.
To address the concerns about differing effective dates of IFRS 9 "Financial Instruments" which is effective on January 1, 2018 and IFRS 17 "Insurance Contracts" which is effective on January 1, 2021, amendments to IFRS 4 "Insurance Contracts" provides companies whose activities are predominantly related to insurance an optional temporary exemption from applying IFRS 9 until January 1, 2021. The Company meets the IFRS 4 eligibility criteria as its activities are predominantly related to insurance. Adoption of these amendments enabled the Company to defer the adoption of IFRS 9 and continue to apply IAS 39 until January 1, 2021.
(IV)	Amendments to IFRS 2 "Share-Based Payment"
Effective January 1, 2018, the Company adopted amendments to IFRS 2 "Share-Based Payment", issued in June 2016. These amendments were applied prospectively. The amendments clarify the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; provide guidance on the classification of share-based payment transactions with net settlement features for withholding tax obligations; and clarify accounting for modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.
(V)	IFRIC 22 "Foreign Currency Transactions and Advance Consideration"
Effective January 1, 2018, the Company adopted IFRIC 22 "Foreign Currency Transactions and Advance Consideration", issued in December 2016. IFRIC 22 was applied prospectively. IFRIC 22 addresses which foreign exchange rate to use to measure a foreign currency transaction when advance payments are made or received and non-monetary assets or liabilities are recognized prior to recognition of the underlying transaction. IFRIC 22 does not relate to goods or services accounted for at fair value or at the fair value of consideration paid or received at a date other than the date of initial recognition of the non-monetary asset or liability, or to income taxes, insurance contracts or reinsurance contracts. The foreign exchange rate on the day of the advance payment is used to measure the foreign currency transaction. If multiple advance payments are made or received, each payment is measured separately. Adoption of IFRIC 22 did not have a significant impact on the Company's Consolidated Financial Statements.
(VI)	Annual improvements to IFRS Standards 2014-2016 Cycle
Effective January 1, 2018, the Company adopted amendments issued within the Annual Improvements to IFRS Standards 2014-2016 Cycle, as issued by the IASB in December 2016. Minor amendments as part of this cycle were effective in 2017 and were adopted by the Company in that year, with remaining amendments being effective January 1, 2018. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	Amendments to IAS 19 "Employee Benefits"
Amendments to IAS 19 "Employee Benefits" were issued in February 2018 and are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The amendments address the accounting for when a plan amendment, curtailment or settlement occurs within a reporting period.  Updated actuarial assumptions must be used to determine current service cost and net interest for the remainder of the reporting period after such an event.  The amendments also address how the accounting for asset ceilings are affected by such an event.  Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at March 31, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$689	$11,171	$5,160	$17,020	$17,020
Debt securities(5)
Canadian government and agency	17,947	5,645	-	23,592	23,592
U.S. government and agency	10,569	12,900	-	23,469	23,469
Other government and agency	17,014	3,638	-	20,652	20,652
Corporate	101,680	5,546	-	107,226	107,226
Mortgage/asset-backed securities	3,013	246	-	3,259	3,259
Public equities	18,563	2,648	-	21,211	21,211
Mortgages	-	-	45,527	45,527	46,290
Private placements	-	-	33,373	33,373	34,693
Policy loans	-	-	5,987	5,987	5,987
Loans to Bank clients	-	-	1,772	1,772	1,775
Real estate
Own use property	-	-	1,317	1,317	2,501
Investment property	-	-	13,139	13,139	13,139
Other invested assets
Alternative long-duration assets(6)	12,419	87	8,431	20,937	21,669
Various other	148	-	3,760	3,908	3,908
Total invested assets	$182,042	$41,881	$118,466	$342,389	$346,391
As at December 31, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair alue
Cash and short-term securities(4)	$439	$11,429	$4,097	$15,965	$15,965
Debt securities(5)
Canadian government and agency	17,886	4,892	-	22,778	22,778
U.S. government and agency	12,497	13,472	-	25,969	25,969
Other government and agency	16,838	2,988	-	19,826	19,826
Corporate	96,785	5,366	-	102,151	102,151
Mortgage/asset-backed securities	3,018	258	-	3,276	3,276
Public equities	18,473	3,072	-	21,545	21,545
Mortgages	-	-	44,742	44,742	46,065
Private placements	-	-	32,132	32,132	34,581
Policy loans	-	-	5,808	5,808	5,808
Loans to Bank clients	-	-	1,737	1,737	1,742
Real estate
Own use property	-	-	1,281	1,281	2,448
Investment property	-	-	12,529	12,529	12,529
Other invested assets
Alternative long-duration assets(6)	12,018	88	8,624	20,730	21,053
Various other	142	-	3,611	3,753	3,752
Total invested assets	$178,096	$41,565	$114,561	$334,222	$339,488

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale ("AFS") classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,515 (December 31, 2017 – $2,737) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,345 (December 31, 2017 – $9,131) and cash of $5,160 (December 31, 2017 – $4,097).

Manulife Financial Corporation – First Quarter 2018

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,817 and $56, respectively (December 31, 2017 – $1,768 and $161, respectively).
(6)
Alternative long-duration assets ("ALDA") Include investments in private equity of $5,188, power and infrastructure of $7,336, oil and gas of $3,014, timber and agriculture sectors of $4,804 and various other invested assets of $595 (December 31, 2017 – $4,959, $7,355, $2,813, $5,033 and $570, respectively).

(b)	Investment income
For the three months ended March 31,	2018	2017
Interest income	$2,682	$2,619
Dividend, rental and other income	541	591
Net recoveries (impairments and provisions)	27	(1)
Other	(15)	108
	3,235	3,317
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	(3,192)	548
Public equities	(257)	702
Mortgages	4	8
Private placements	(75)	(35)
Real estate	94	62
Other invested assets	(331)	(30)
Derivatives, including macro equity hedging program	(1,559)	(665)
	(5,316)	590
Total investment income	$(2,081)	$3,907

(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at March 31, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$689	$-	$689	$-
AFS	11,171	-	11,171	-
Other	5,160	5,160	-	-
Debt securities
FVTPL
Canadian government and agency	17,947	-	17,947	-
U.S. government and agency	10,569	-	10,569	-
Other government and agency	17,014	-	16,781	233
Corporate	101,680	2	100,990	688
Residential mortgage/asset-backed securities	14	-	7	7
Commercial mortgage/asset-backed securities	1,170	-	1,170	-
Other securitized assets	1,829	-	1,799	30
AFS
Canadian government and agency	5,645	-	5,645	-
U.S. government and agency	12,900	-	12,900	-
Other government and agency	3,638	-	3,594	44
Corporate	5,546	-	5,455	91
Residential mortgage/asset-backed securities	35	-	33	2
Commercial mortgage/asset-backed securities	146	-	146	-
Other securitized assets	65	-	65	-
Public equities
FVTPL	18,563	18,560	-	3
AFS	2,648	2,646	2	-
Real estate - investment property(1)	13,139	-	-	13,139
Other invested assets(2)	15,548	-	-	15,548
Segregated funds net assets(3)	326,011	287,976	33,710	4,325
Total	$571,127	$314,344	$222,673	$34,110

Manulife Financial Corporation – First Quarter 2018

As at December 31, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$439	$-	$439	$-
AFS	11,429	-	11,429	-
Other	4,097	4,097	-	-
Debt securities
FVTPL
Canadian government and agency	17,886	-	17,886	-
U.S. government and agency	12,497	-	12,497	-
Other government and agency	16,838	-	16,599	239
Corporate	96,785	2	96,073	710
Residential mortgage/asset-backed securities	8	-	7	1
Commercial mortgage/asset-backed securities	1,099	-	1,099	-
Other securitized assets	1,911	-	1,886	25
AFS
Canadian government and agency	4,892	-	4,892	-
U.S. government and agency	13,472	-	13,472	-
Other government and agency	2,988	-	2,941	47
Corporate	5,366	-	5,278	88
Residential mortgage/asset-backed securities	37	-	37	-
Commercial mortgage/asset-backed securities	138	-	138	-
Other securitized assets	83	-	82	1
Public equities
FVTPL	18,473	18,470	-	3
AFS	3,072	3,069	3	-
Real estate - investment property(1)	12,529	-	-	12,529
Other invested assets(2)	16,203	-	-	16,203
Segregated funds net assets(3)	324,307	286,490	33,562	4,255
Total	$564,549	$312,128	$218,320	$34,101

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 3.50% to 8.50% during the period and ranging from 3.50% to 9.00% during the year 2017) and terminal capitalization rates (ranging from 3.65% to 8.25% during the period and ranging from 4.0% to 9.25% during the year 2017). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 8.95% to 15.0% (for the year ended December 31, 2017 – ranged from 9.20% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2017 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation – First Quarter 2018

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table presents their fair values categorized by the fair value hierarchy.

As at March 31, 2018	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$45,527	$46,290	$-	$-	$46,290
Private placements	33,373	34,693	-	28,684	6,009
Policy loans	5,987	5,987	-	5,987	-
Loans to Bank clients	1,772	1,775	-	1,775	-
Real estate - own use property	1,317	2,501	-	-	2,501
Other invested assets(1)	9,297	10,029	96	-	9,933
Total invested assets disclosed at fair value	$97,273	$101,275	$96	$36,446	$64,733
As at December 31, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,742	$46,065	$-	$-	$46,065
Private placements	32,132	34,581	-	28,514	6,067
Policy loans	5,808	5,808	-	5,808	-
Loans to Bank clients	1,737	1,742	-	1,742	-
Real estate - own use property	1,281	2,448	-	-	2,448
Other invested assets(1)	8,280	8,602	88	-	8,514
Total invested assets disclosed at fair value	$93,980	$99,246	$88	$36,064	$63,094

(1)
Other invested assets disclosed at fair value include $3,399 (December 31, 2017 - $3,273) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three months ended March 31, 2018 and 2017, the Company had $nil transfers from Level 1 to Level 2 (March 31, 2017 –  $nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had $nil transfers from Level 2 to Level 1 during the three months ended March 31, 2018 (March 31, 2017 – $nil).
For segregated funds net assets, the Company had $nil transfers from Level 1 to Level 2 for the three months ended March 31, 2018 (March 31, 2017 – $nil). The Company had $nil transfers from Level 2 to Level 1 for the three months ended March 31, 2018 (March 31, 2017 – $1).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there is no observable market for these assets or, in the absence of an active market, most of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.
The following table presents a roll forward of invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2018 and 2017.

Manulife Financial Corporation – First Quarter 2018

For the three months ended March 31, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, March 31, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$-	$-	$13	$(23)	$(14)	$-	$-	$18	$233	$-
Corporate	710	(11)	-	15	(14)	(1)	-	(55)	44	688	(11)
Residential mortgage/asset- backed securities	1	6	-	-	-	-	-	-	-	7	6
Other securitized assets	25	(1)	-	31	-	-	-	(25)	-	30	(1)
	975	(6)	-	59	(37)	(15)	-	(80)	62	958	(6)
AFS
Other government & agency	46	-	-	1	(2)	(4)	-	-	3	44	-
Corporate	89	-	(1)	5	-	-	-	(7)	5	91	-
Residential mortgage/asset- backed securities	-	-	1	-	-	-	-	-	1	2	-
Other securitized assets	1	-	-	-	-	-	-	(1)	-	-	-
	136	-	-	6	(2)	(4)	-	(8)	9	137	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,529	95	-	378	(108)	-	-	-	245	13,139	75
Other invested assets	16,203	(1,147)	1	920	(626)	(174)	-	-	371	15,548	(431)
	28,732	(1,052)	1	1,298	(734)	(174)	-	-	616	28,687	(356)
Segregated funds net assets	4,255	22	-	35	(43)	(7)	3	(2)	62	4,325	13
Total	$34,101	$(1,036)	$1	$1,398	$(816)	$(200)	$3	$(90)	$749	$34,110	$(349)

For the three months ended March 31, 2017	Balance, January 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, March 31, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$1	$-	$2	$(28)	$(6)	$-	$-	$1	$242	$1
Corporate	651	5	-	26	(17)	(8)	24	-	7	688	3
Residential mortgage/asset- backed securities	2	-	-	-	-	-	-	-	-	2	-
Commercial mortgage/asset- backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(3)	-	-	-	32	-
	966	6	-	28	(50)	(18)	24	-	8	964	4
AFS
Other government & agency	51	-	-	4	(3)	(2)	-	-	-	50	-
Corporate	74	-	-	8	(3)	(2)	-	-	1	78	-
Residential mortgage/asset- backed securities	1	-	(1)	-	-	-	-	-	1	1	-
Commercial mortgage/asset- backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	-	-	-	(1)	1	-
	130	-	(1)	12	(7)	(5)	-	-	1	130	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,756	56	-	178	(96)	-	-	-	(47)	12,847	51
Other invested assets	14,849	(26)	1	879	(116)	(197)	-	-	(46)	15,344	(38)
	27,605	30	1	1,057	(212)	(197)	-	-	(93)	28,191	13
Segregated funds net assets	4,574	24	-	20	(45)	(1)	-	(184)	(18)	4,370	20
Total	$33,282	$60	$-	$1,117	$(314)	$(221)	$24	$(184)	$(102)	$33,662	$37

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair values of the assets at the beginning of period.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – First Quarter 2018

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		March 31, 2018			December 31, 2017
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$787	$-	$21	$548	$-	$20
	Foreign currency swaps	86	2	2	84	1	4
Cash flow hedges	Foreign currency swaps	1,806	57	322	1,757	20	333
	Forward contracts	144	-	7	165	-	4
	Equity contracts	203	7	2	125	16	1
Net investment hedges	Forward contracts	625	1	-	-	-	-
Total derivatives in qualifying hedge accounting relationships		3,651	67	354	2,679	37	362

Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		270,668	11,368	5,648	246,270	12,984	6,251
Interest rate futures		12,531	-	-	11,551	-	-
Interest rate options		10,599	301	-	10,093	312	-
Foreign currency swaps		18,020	656	1,218	16,321	494	1,122
Currency rate futures		3,695	-	-	3,157	-	-
Forward contracts		24,521	584	168	20,341	915	65
Equity contracts		15,243	831	45	13,597	813	22
Credit default swaps		644	14	-	606	14	-
Equity futures		11,113	-	-	12,158	-	-
Total derivatives not designated in qualifying hedge accounting relationships		367,034	13,754	7,079	334,094	15,532	7,460
Total derivatives		$370,685	$13,821	$7,433	$336,773	$15,569	$7,822

The total notional amount of $371 billion (December 31, 2017 – $337 billion) includes $122 billion (December 31, 2017 – $114 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.

The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at March 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$523	$761	$899	$11,638	$13,821
Derivative liabilities	278	170	244	6,741	7,433
	Remaining term to maturity
As at December 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$605	$822	$889	$13,253	$15,569
Derivative liabilities	224	149	168	7,281	7,822

Manulife Financial Corporation – First Quarter 2018

The following table presents fair value of the derivative contracts within the fair value hierarchy.

As at March 31, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$12,228	$-	$11,610	$618
Foreign exchange contracts	741	-	735	6
Equity contracts	838	-	788	50
Credit default swaps	14	-	14	-
Total derivative assets	$13,821	$-	$13,147	$674
Derivative liabilities
Interest rate contracts	$5,806	$-	$5,440	$366
Foreign exchange contracts	1,580	-	1,579	1
Equity contracts	47	-	31	16
Total derivative liabilities	$7,433	$-	$7,050	$383
As at December 31, 2017	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$14,199	$-	$13,181	$1,018
Foreign exchange contracts	527	-	527	-
Equity contracts	829	-	768	61
Credit default swaps	14	-	14	-
Total derivative assets	$15,569	$-	$14,490	$1,079
Derivative liabilities
Interest rate contracts	$6,309	$-	$6,012	$297
Foreign exchange contracts	1,490	-	1,490	-
Equity contracts	23	-	10	13
Total derivative liabilities	$7,822	$-	$7,512	$310

The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2018	2017
Balance as at January 1,	$769	$163
Net realized/unrealized gains (losses) included in:
Net income(1)	(445)	56
OCI(2)	(18)	(10)
Purchases	6	31
Settlements	30	9
Transfers
Into Level 3(3)	-	-
Out of Level 3(3)	(61)	(68)
Currency movement	10	2
Balance as at March 31	$291	$183
Change in unrealized gains (losses) on instruments still held	$(422)	$95
(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For derivatives transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three months ended March 31, 2018, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders (March 31, 2017 - no changes in assumptions and model enhancements).

Manulife Financial Corporation – First Quarter 2018

(b)	Investment contracts – Fair value measurement
As at March 31, 2018, fair value of the investment contract liabilities measured at fair value was $675 (December 31, 2017 – $639). Carrying value and fair value of the investment contract liabilities measured at amortized cost were $2,486 and $2,774, respectively (December 31, 2017 – $2,487 and $2,787, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2018 and 2017.

For the three months ended March 31,	2018	2017
Death, disability and other claims	$3,885	$3,817
Maturity and surrender benefits	1,797	1,615
Annuity payments	1,009	1,115
Policyholder dividends and experience rating refunds	323	297
Net transfers from segregated funds	(367)	(241)
Total	$6,647	$6,603

Note 6	Risk Management

The Company's policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2017 Annual Consolidated Financial Statements as well as the shaded tables and text in the "Risk Management" section of the Company's Management Discussion and Analysis ("MD&A") in the 2017 Annual Report.
(a)	Risk disclosures included in the First Quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections D1 to D5 of the First Quarter 2018 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these Interim Consolidated Financial Statements.
(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

The following table presents the credit quality and carrying value of the commercial mortgages and private placements.
As at March 31, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$112	$1,512	$4,373	$2,002	$45	$56	$8,100
Office	58	1,384	4,749	1,792	70	6	8,059
Multi-family residential	481	1,432	1,934	712	-	-	4,559
Industrial	31	379	1,525	459	144	-	2,538
Other	358	346	1,038	1,077	14	-	2,833
Total commercial mortgages	1,040	5,053	13,619	6,042	273	62	26,089
Agricultural mortgages	-	156	-	412	24	-	592
Private placements	1,123	4,247	12,436	13,596	838	1,133	33,373
Total	$2,163	$9,456	$26,055	$20,050	$1,135	$1,195	$60,054

Manulife Financial Corporation – First Quarter 2018

As at December 31, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$110	$1,517	$4,363	$2,050	$44	$57	$8,141
Office	57	1,272	4,635	1,647	70	28	7,709
Multi-family residential	523	1,395	1,805	726	-	-	4,449
Industrial	33	386	1,542	477	145	-	2,583
Other	362	331	1,012	973	14	-	2,692
Total commercial mortgages	1,085	4,901	13,357	5,873	273	85	25,574
Agricultural mortgages	-	159	-	405	25	-	589
Private placements	1,038	4,246	11,978	13,160	717	993	32,132
Total	$2,123	$9,306	$25,335	$19,438	$1,015	$1,078	$58,295

The company assess credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	March 31, 2018			December 31, 2017
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,192	$11,638	$18,830	$7,256	$11,310	$18,566
Non-performing(1)	11	5	16	4	9	13
Loans to Bank clients
Performing	n/a	1,769	1,769	n/a	1,734	1,734
Non-performing(1)	n/a	3	3	n/a	3	3
Total	$7,203	$13,415	$20,618	$7,260	$13,056	$20,316

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(ii)  Past due or credit impaired financial assets
The following table presents carrying value of financial assets which are either past due but not impaired or impaired and the allowance for losses.

	Past due but not impaired
As at March 31, 2018	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for losses
Debt securities
FVTPL	$157	$-	$157	$23	$-
AFS	2	2	4	1	-
Private placements	165	-	165	41	40
Mortgages and loans to Bank clients	75	-	75	72	40
Other financial assets	22	32	54	1	-
Total	$421	$34	$455	$138	$80
	Past due but not impaired
As at December 31, 2017	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for losses
Debt securities
FVTPL	$-	$-	$-	$45	$-
AFS	104	2	106	1	-
Private placements	363	-	363	40	39
Mortgages and loans to Bank clients	76	16	92	86	46
Other financial assets	46	26	72	1	-
Total	$589	$44	$633	$173	$85
(c)	Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2018, the Company had loaned securities (which are included in invested assets), with a market value of $1,921 (December 31, 2017 – $1,563). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

Manulife Financial Corporation – First Quarter 2018

As at March 31, 2018, the Company had engaged in reverse repurchase transactions of $360 (December 31, 2017 – $230) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $362 as at March 31, 2018 (December 31, 2017 – $228) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") to complement its cash debt securities investing.  The Company does not write CDS protection in excess of its government bond holdings.
The following table presents details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2018	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	-
AA	24	1	3
A	443	10	3
BBB	164	3	2
Total single name CDSs	$644	$14	3
Total CDS protection sold	$644	$14	3
As at December 31, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	1
AA	35	1	2
A	408	10	3
BBB	150	3	2
Total single name CDSs	$606	$14	3
Total CDS protection sold	$606	$14	3

(1)	Rating agency designations are based on S&P where available followed by Moody's, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at March 31, 2018 and December 31, 2017.
(d)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at March 31, 2018, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 20 per cent (December 31, 2017 – 20 per cent). As at March 31, 2018, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,238 (December 31, 2017 – $2,629). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (December 31, 2017 – $nil).

Manulife Financial Corporation – First Quarter 2018

(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty's obligation.
The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2018	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$14,353	$(6,239)	$(7,822)	$292	$292
Securities lending	1,921	-	(1,921)	-	-
Reverse repurchase agreements	360	(180)	(180)	-	-
Total financial assets	$16,634	$(6,419)	$(9,923)	$292	$292
Financial liabilities
Derivative liabilities	$(8,265)	$6,239	$1,803	$(223)	$(39)
Repurchase agreements	(362)	181	181	-	-
Total financial liabilities	$(8,627)	$6,420	$1,984	$(223)	$(39)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$16,204	$(6,714)	$(9,395)	$95	$95
Securities lending	1,563	-	(1,563)	-	-
Reverse repurchase agreements	230	(46)	(184)	-	-
Total financial assets	$17,997	$(6,760)	$(11,142)	$95	$95
Financial liabilities
Derivative liabilities	$(8,649)	$6,714	$1,718	$(217)	$(30)
Repurchase agreements	(228)	46	182	-	-
Total financial liabilities	$(8,877)	$6,760	$1,900	$(217)	$(30)

(1)	Financial assets and liabilities in the above table include accrued interest of $542 and $832 respectively (December 31, 2017 – $638 and $827 respectively).
(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2018, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $418, $504, $102 and $3, respectively (December 31, 2017 – $743, $382, $79 and nil respectively). As at March 31, 2018, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
Includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

Manulife Financial Corporation – First Quarter 2018

Certain of the Company's credit linked note assets and variable surplus note liabilities have unconditional offset rights. Under netting agreements, the Company has rights of offset including in the event of the Company's default, insolvency, or bankruptcy. These financial instruments are offset in the Company's Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at March 31, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments presented in the Consolidated Statements of Financial Position
Credit linked note(1)	$520	$(520)	$-
Variable surplus note	(520)	520	-
As at December 31, 2017	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments presented in the Consolidated Statements of Financial Position
Credit linked note(1)	$461	$(461)	$-
Variable surplus note	(461)	461	-

(1)
In 2017, the Company entered into a twenty-year financing facility agreement with a third party, agreeing to issue variable surplus notes in exchange for an equal amount of credit linked notes. These notes are held to support John Hancock Life Insurance Company (USA) ("JHUSA") excess reserves under U.S. National Association of Insurance Commissioners' Model Regulation XXX. In certain scenarios, the credit linked note will be drawn upon by the Company which will issue fixed surplus notes equal to the draw payment received. The third party has agreed to fund any such payment under the credit-linked notes in return for a fee.  As March 31, 2018, the Company had nil fixed surplus notes outstanding.

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				March 31,	December 31,
As at	Issue date	Maturity date	Par value	2018	2017
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,281	$1,246
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	954	928
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	347	338
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,281	1,246
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	643	626
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	400
Total				$4,906	$4,784

(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations and reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1).  When quoted market prices are not available, fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2018, fair value of long-term debt was $5,147 (December 31, 2017 – $5,186). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Manulife Financial Corporation – First Quarter 2018

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2018	December 31, 2017
7.535% MFCT II Senior debenture notes	July 10, 2009	December 31, 2019	December 31, 2108	$1,000	$1,000	$1,000
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	647	647
4.061% MFC Subordinated notes	February 24, 2017	February 24, 2027	February 24, 2032	US$750	961	935
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	489	467
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	746	746
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	997	996
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	490	467
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	349	349
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	748	748
2.64% MLI Subordinated debentures	December 1, 2014	January 15, 2020	January 15, 2025	$500	499	499
2.811% MLI Subordinated debentures	February 21, 2014	February 21, 2019	February 21, 2024	$500	500	499
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	599	584
2.926% MLI Subordinated debentures	November 29, 2013	November 29, 2018	November 29, 2023	$250	250	250
2.819% MLI Subordinated debentures (1)	February 25, 2013	February 26, 2018	February 26, 2023	$200	-	200
Total					$8,275	$8,387
(1)	MLI redeemed in full the 2.819% subordinated debentures at par, on February 26, 2018, the earliest par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2018, fair value of capital instruments was $8,437 (December 31, 2017 – $8,636). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2018		2017
For the periods ended March 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	146	$3,577
Issued, Class 1 shares, Series 25(1)	10	250	-	-
Issuance costs, net of tax	-	(5)	-	-
Balance, March 31	156	$3,822	146	$3,577

(1)	On February 20, 2018, MFC issued 10 million of Non-cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share to raise gross proceeds of $250.

Manulife Financial Corporation – First Quarter 2018

The following table presents additional information on the preferred shares outstanding as at March 31, 2018.

As at March 31, 2018	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5),(7)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5),(7)	December 4, 2012	4.731%	March 19, 2023	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245
Total				156	$3,900	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 11 on March 19, 2018 (the earliest redemption date). Dividend rate for Class 1 Shares Series 11 was reset as specified in footnote 4 above to an annual fixed rate of 4.731% for a five year period commencing on March 20, 2018.

(b)	Common shares

As at March 31, 2018, there were 26 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2017 – 27 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2018	December 31, 2017
Balance, beginning of period	1,982	1,975
Issued on exercise of stock options and deferred share units	1	7
Balance, end of period	1,983	1,982

Manulife Financial Corporation – First Quarter 2018

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
For the three months ended March 31,	2018	2017
Weighted average number of common shares (in millions)	1,983	1,976
Dilutive stock-based awards(1) (in millions)	6	8
Weighted average number of diluted common shares (in millions)	1,989	1,984
(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

For the three months ended March 31,	2018	2017
Basic earnings per common share	$0.67	$0.66
Diluted earnings per common share	0.67	0.66

Note 10	Revenue from Service Contracts

Other revenue and net investment income includes revenue from service contracts with customers of $2,051 (1Q2017 – $1,971) and $79 (1Q2017 – $91), respectively. Service revenues included in other revenue are earned from proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements, and include fees for investment management services, administrative services, distribution services and related activities. Service revenue included in net investment income includes real estate management services provided to tenants of the Company's investment properties. The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company's performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company's control. Transaction processing and administrative fees vary with activity volume, also beyond the Company's control. Some fees, including distribution fees, are based on account balances and transaction volume. Fees related to account values and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly.

Manulife Financial Corporation – First Quarter 2018

Revenues from Service Contracts
The following tables disclose revenues from service contracts disaggregated by service lines and reporting segments. Refer to Note 13.

For the three months ended March 31, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$117	$214	$93	$805	$(58)	$1,171
Transaction processing, administration, and service fees	49	47	52	362	2	512
Distribution fees and other	47	3	151	177	(10)	368
Total included in other revenue	213	264	296	1,344	(66)	2,051
Real estate management services reported in net investment income	7	41	30	-	1	79
Total	$220	$305	$326	$1,344	$(65)	$2,130

For the three months ended March 31, 2017	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$98	$209	$106	$744	$(61)	$1,096
Transaction processing, administration, and service fees	70	48	55	345	1	519
Distribution fees and other	26	12	178	168	(28)	356
Total included in other revenue	194	269	339	1,257	(88)	1,971
Real estate management services reported in net investment income	3	43	44	-	1	91
Total	$197	$312	$383	$1,257	$(87)	$2,062

Service Contract Balances
Differences in timing of revenue recognition and cash collections result in receivables from service contracts which are not significant. Amounts due to the Company primarily consist of fees deducted from funds under management by the Company. They are generally billed and collected within a short period and are not subject to conditions other than the passage of time. Fees are generally not collected in advance of performance. The Company has no significant contract assets or contract liabilities.

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2018	2017	2018	2017
Defined benefit current service cost	$10	$13	$-	$-
Defined benefit administrative expenses	2	1	-	-
Past service cost amendment(1)	8	-	-	-
Service cost	20	14	-	-
Interest on net defined benefit (asset) liability	3	4	1	1
Defined benefit cost	23	18	1	1
Defined contribution cost	22	22	-	-
Net benefit cost	$45	$40	$1	$1

(1)	Past service cost amendment includes $8, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.

Manulife Financial Corporation – First Quarter 2018

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
A class action against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is pending in the U.S. District Court for the Southern District of New York in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance ("COI") calculations. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies and intends to vigorously defend this action.  Briefing on class certification is scheduled to be completed by June 12, 2018. It is premature to attempt to predict any outcome or range of outcomes for this matter. A similar class action based on the same policy language in dispute in the case pending in New York had been pending in California. The parties have settled all claims alleged in the California action. A hearing for final approval of the settlement is scheduled for May 9, 2018.  The financial terms of the settlement are not material to the Company.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$7	$8,758	$5	$(24)	$8,746	$17
Net income (loss) attributed to shareholders	1,372	1,446	(5)	(1,441)	1,372	7
For the three months ended March 31, 2017	MFC (Guarantor)	MLI consolidated(1)	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$13	$13,552	$-	$(15)	$13,550	$8
Net income (loss) attributed to shareholders	1,350	1,406	-	(1,406)	1,350	-

(1)
During 2017, MLI acquired John Hancock Reassurance Company Ltd. ("JHRECO") from MFC. MLI has restated its historical IFRS financial statements to reflect the combined accounts of MLI and JHRECO on a retroactive basis.

Manulife Financial Corporation – First Quarter 2018

Condensed Consolidated Statements of Financial Position Information

As at March 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total onsolidated amounts	MFLP
Invested assets	$27	$342,352	$10	$-	$342,389	$16
Total other assets	71,317	72,135	40,008	(112,037)	71,423	1,050
Segregated funds net assets	-	326,011	-	-	326,011	-
Insurance contract liabilities	-	310,481	-	-	310,481	-
Investment contract liabilities	-	3,161	-	-	3,161	-
Segregated funds net liabilities	-	326,011	-	-	326,011	-
Total other liabilities	28,410	48,811	40,009	(61,149)	56,081	845
As at December 31, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$334,191	$10	$-	$334,222	$5
Total other assets	48,688	71,180	4	(48,868)	71,004	1,033
Segregated funds net assets	-	324,307	-	-	324,307	-
Insurance contract liabilities	-	304,605	-	-	304,605	-
Investment contract liabilities	-	3,126	-	-	3,126	-
Segregated funds net liabilities	-	324,307	-	-	324,307	-
Total other liabilities	7,696	48,145	-	(509)	55,332	831

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13  Segment and Geographic Reporting

Effective January 1, 2018, the Company redefined its reporting segments. Refer to Note 2. Prior period amounts have been restated to reflect the changes.
The Company's reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market.  The Company's significant product and service offerings are shown below.
Wealth and asset management businesses (Global WAM).  Include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) Includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment. Comprised of investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty ("P&C") Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.

Manulife Financial Corporation – First Quarter 2018

(a)	By Segment
For the three months ended				Global	Corporate
March 31, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$3,741	$2,024	$1,512	$-	$23	$7,300
Annuities and pensions	745	129	151	-	-	1,025
Net premium income	4,486	2,153	1,663	-	23	8,325
Net investment income	(445)	679	(2,271)	3	(47)	(2,081)
Other revenue	264	362	627	1,344	(95)	2,502
Total revenue	4,305	3,194	19	1,347	(119)	8,746
Contract benefits and expenses
Life and health insurance	2,591	1,739	(1,154)	-	11	3,187
Annuities and pensions	35	9	(354)	13	-	(297)
Net benefits and claims	2,626	1,748	(1,508)	13	11	2,890
Interest expense	43	91	11	-	141	286
Other expenses	1,110	742	842	1,081	81	3,856
Total contract benefits and expenses	3,779	2,581	(655)	1,094	233	7,032
Income (loss) before income taxes	526	613	674	253	(352)	1,714
Income tax recovery (expense)	(90)	(135)	(136)	(30)	54	(337)
Net income (loss)	436	478	538	223	(298)	1,377
Less net income (loss) attributed to:
Non-controlling interests	56	-	-	-	(2)	54
Participating policyholders	(68)	19	-	-	-	(49)
Net income (loss) attributed to shareholders	$448	$459	$538	$223	$(296)	$1,372
Total assets	$102,807	$217,299	$265,044	$131,916	$22,757	$739,823

For the three months ended				Global	Corporate
March 31, 2017	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$3,258	$1,089	$1,626	$-	$21	$5,994
Annuities and pensions	732	134	190	-	-	1,056
Net premium income	3,990	1,223	1,816	-	21	7,050
Net investment income	932	1,304	1,645	12	14	3,907
Other revenue	213	414	793	1,257	(84)	2,593
Total revenue	5,135	2,941	4,254	1,269	(49)	13,550
Contract benefits and expenses
Life and health insurance	3,059	1,481	3,408	-	9	7,957
Annuities and pensions	253	501	(984)	19	-	(211)
Net benefits and claims	3,312	1,982	2,424	19	9	7,746
Interest expense	39	70	-	-	150	259
Other expenses	1,060	805	826	1,035	82	3,808
Total contract benefits and expenses	4,411	2,857	3,250	1,054	241	11,813
Income (loss) before income taxes	724	84	1,004	215	(290)	1,737
Income tax recovery (expense)	(106)	11	(311)	(40)	100	(346)
Net income (loss)	618	95	693	175	(190)	1,391
Less net income (loss) attributed to:
Non-controlling interests	53	-	-	-	1	54
Participating policyholders	20	(33)	-	-	-	(13)
Net income (loss) attributed to shareholders	$545	$128	$693	$175	$(191)	$1,350
Total assets	$91,727	$215,765	$268,590	$130,605	$21,660	$728,347

Manulife Financial Corporation – First Quarter 2018

(b)	By Geographic

For the three months ended
March 31, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,759	$1,918	$1,512	$111	$7,300
Annuities and pensions	745	129	151	-	1,025
Net premium income	4,504	2,047	1,663	111	8,325
Net investment income	(420)	760	(2,440)	19	(2,081)
Other revenue	468	733	1,305	(4)	2,502
Total revenue	$4,552	$3,540	$528	$126	$8,746

For the three months ended
March 31, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,276	$980	$1,626	$112	$5,994
Annuities and pensions	732	134	190	-	1,056
Net premium income	4,008	1,114	1,816	112	7,050
Net investment income	1,000	1,301	1,561	45	3,907
Other revenue	366	718	1,524	(15)	2,593
Total revenue	$5,374	$3,133	$4,901	$142	$13,550

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets"). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	March 31, 2018	December 31, 2017
Investments at market value
Cash and short-term securities	$3,261	$4,756
Debt securities	15,540	15,472
Equities	12,337	12,624
Mutual funds	291,388	288,007
Other investments	4,529	4,514
Accrued investment income	198	201
Other assets and liabilities, net	(742)	(766)
Total segregated funds net assets	$326,511	$324,808
Composition of segregated funds net assets
Held by policyholders	$326,011	$324,307
Held by the Company	500	501
Total segregated funds net assets	$326,511	$324,808

Manulife Financial Corporation – First Quarter 2018

Changes in segregated funds net assets

For the three months ended March 31,	2018	2017
Net policyholder cash flow
Deposits from policyholders	$9,728	$9,632
Net transfers to general fund	(367)	(241)
Payments to policyholders	(11,305)	(11,832)
	(1,944)	(2,441)
Investment related
Interest and dividends	908	939
Net realized and unrealized investment gains (losses)	(2,339)	11,858
	(1,431)	12,797
Other
Management and administration fees	(982)	(1,239)
Impact of changes in foreign exchange rates	6,060	(1,163)
	5,078	(2,402)
Net additions	1,703	7,954
Segregated funds net assets, beginning of period	324,808	315,708
Segregated funds net assets, end of period	$326,511	$323,662

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's First Quarter 2018 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2017 Annual Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2018

Condensed Consolidated Statement of Financial Position

As at March 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$27	$108,854	$233,866	$(358)	$342,389
Investments in unconsolidated subsidiaries	50,900	6,721	35,875	(93,496)	-
Reinsurance assets	-	50,350	8,547	(27,732)	31,165
Other assets	20,417	17,749	62,108	(60,016)	40,258
Segregated funds net assets	-	177,693	150,001	(1,683)	326,011
Total assets	$71,344	$361,367	$490,397	$(183,285)	$739,823
Liabilities and equity
Insurance contract liabilities	$-	$147,778	$191,029	$(28,326)	$310,481
Investment contract liabilities	-	1,119	2,044	(2)	3,161
Other liabilities	20,818	18,303	63,647	(59,868)	42,900
Long-term debt	4,906	-	-	-	4,906
Capital instruments	2,686	599	24,990	(20,000)	8,275
Segregated funds net liabilities	-	177,693	150,001	(1,683)	326,011
Shareholders' equity	42,934	15,875	57,531	(73,406)	42,934
Participating policyholders' equity	-	-	173	-	173
Non-controlling interests	-	-	982	-	982
Total liabilities and equity	$71,344	$361,367	$490,397	$(183,285)	$739,823

Condensed Consolidated Statement of Financial Position
As at December 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$108,144	$226,421	$(364)	$334,222
Investments in unconsolidated subsidiaries	48,374	6,509	14,999	(69,882)	-
Reinsurance assets	-	49,927	8,281	(27,849)	30,359
Other assets	314	18,678	40,715	(19,062)	40,645
Segregated funds net assets	-	176,139	149,812	(1,644)	324,307
Total assets	$48,709	$359,397	$440,228	$(118,801)	$729,533
Liabilities and equity
Insurance contract liabilities	$-	$147,155	$185,884	$(28,434)	$304,605
Investment contract liabilities	-	1,130	1,998	(2)	3,126
Other liabilities	297	19,399	41,395	(18,930)	42,161
Long-term debt	4,784	-	-	-	4,784
Capital instruments	2,615	584	5,188	-	8,387
Segregated funds net liabilities	-	176,139	149,812	(1,644)	324,307
Shareholders' equity	41,013	14,990	54,801	(69,791)	41,013
Participating policyholders' equity	-	-	221	-	221
Non-controlling interests	-	-	929	-	929
Total liabilities and equity	$48,709	$359,397	$440,228	$(118,801)	$729,533

Manulife Financial Corporation – First Quarter 2018

Condensed Consolidated Statement of Income

For the three months ended
March 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,151	$7,174	$-	$8,325
Net investment income (loss)	7	(2,096)	27	(19)	(2,081)
Net other revenue	-	422	1,471	609	2,502
Total revenue	7	(523)	8,672	590	8,746
Contract benefits and expenses
Net benefits and claims	-	(1,823)	3,662	1,051	2,890
Commissions, investment and general expenses	3	809	3,386	(436)	3,762
Other expenses	92	50	263	(25)	380
Total contract benefits and expenses	95	(964)	7,311	590	7,032
Income (loss) before income taxes	(88)	441	1,361	-	1,714
Income tax (expense) recovery	23	(82)	(278)	-	(337)
Income (loss) after income taxes	(65)	359	1,083	-	1,377
Equity in net income (loss) of unconsolidated subsidiaries	1,437	242	601	(2,280)	-
Net income (loss)	$1,372	$601	$1,684	$(2,280)	$1,377
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$54	$-	$54
Participating policyholders	-	34	(49)	(34)	(49)
Shareholders	1,372	567	1,679	(2,246)	1,372
	$1,372	$601	$1,684	$(2,280)	$1,377
Condensed Consolidated Statement of Income

For the three months ended
March 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,295	$5,755	$-	$7,050
Net investment income (loss)	12	1,133	2,865	(103)	3,907
Net other revenue	1	646	2,130	(184)	2,593
Total revenue	13	3,074	10,750	(287)	13,550
Contract benefits and expenses
Net benefits and claims	-	2,261	5,267	218	7,746
Commissions, investment and general expenses	1	792	3,344	(415)	3,722
Other expenses	87	39	309	(90)	345
Total contract benefits and expenses	88	3,092	8,920	(287)	11,813
Income (loss) before income taxes	(75)	(18)	1,830	-	1,737
Income tax (expense) recovery	20	58	(424)	-	(346)
Income (loss) after income taxes	(55)	40	1,406	-	1,391
Equity in net income (loss) of unconsolidated subsidiaries	1,405	315	355	(2,075)	-
Net income (loss)	$1,350	$355	$1,761	$(2,075)	$1,391
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$54	$-	$54
Participating policyholders	-	(14)	(13)	14	(13)
Shareholders	1,350	369	1,720	(2,089)	1,350
	$1,350	$355	$1,761	$(2,075)	$1,391

Manulife Financial Corporation – First Quarter 2018

Consolidated Statement of Cash Flows
For the three months ended March 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,372	$601	$1,684	$(2,280)	$1,377
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,437)	(242)	(601)	2,280	-
Increase (decrease) in insurance contract liabilities	-	(3,735)	1,168	-	(2,567)
Increase (decrease) in investment contract liabilities	-	(20)	64	-	44
(Increase) decrease in reinsurance assets	-	852	(873)	-	(21)
Amortization of (premium) discount on invested assets	-	15	41	-	56
Other amortization	1	18	120	-	139
Net realized and unrealized (gains) losses and impairment on assets	(3)	3,261	1,567	-	4,825
Deferred income tax expense (recovery)	(23)	-	24	-	1
Stock option expense	-	-	1	-	1
Cash provided by (used in) operating activities before undernoted items	(90)	750	3,195	-	3,855
Dividends from unconsolidated subsidiary	-	3	-	(3)	-
Changes in policy related and operating receivables and payables	(29)	(1,013)	1,035	-	(7)
Cash provided by (used in) operating activities	(119)	(260)	4,230	(3)	3,848
Investing activities
Purchases and mortgage advances	-	(11,103)	(12,507)	-	(23,610)
Disposals and repayments	-	11,094	8,798	-	19,892
Changes in investment broker net receivables and payables	-	(154)	133	-	(21)
Investment in common shares of subsidiaries	(250)	-	-	250	-
Capital contribution to unconsolidated subsidiaries	-	(1)	-	1	-
Return of capital from unconsolidated subsidiaries	-	47	-	(47)	-
Notes receivable from parent	-	-	(20,712)	20,712	-
Notes receivable from subsidiaries	(20,135)	-	-	20,135	-
Cash provided by (used in) investing activities	(20,385)	(117)	(24,288)	41,051	(3,739)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	137	-	137
Redemption of capital instruments	-	-	(200)	-	(200)
Changes in deposits from Bank clients, net	-	-	840	-	840
Shareholders' dividends paid in cash	(468)	-	-	-	(468)
Dividends paid to parent	-	-	(3)	3	-
Contributions from (distributions to) non-controlling interests, net	-	-	1	-	1
Common shares issued, net	21	-	250	(250)	21
Preferred shares issued, net	245	-	-	-	245
Capital contributions by parent	-	-	1	(1)	-
Return of capital to parent	-	-	(47)	47	-
Notes payable to parent	-	-	20,135	(20,135)	-
Notes payable to subsidiaries	20,712	-	-	(20,712)	-
Cash provided by (used in) financing activities	20,510	-	21,114	(41,048)	576
Cash and short-term securities
Increase (decrease) during the period	6	(377)	1,056	-	685
Effect of foreign exchange rate changes on cash and short-term securities	-	113	232	-	345
Balance, beginning of period	21	3,638	11,439	-	15,098
Balance, end of period	27	3,374	12,727	-	16,128
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	4,133	11,811	-	15,965
Net payments in transit, included in other liabilities	-	(495)	(372)	-	(867)
Net cash and short-term securities, beginning of period	21	3,638	11,439	-	15,098
End of period
Gross cash and short-term securities	27	3,929	13,064	-	17,020
Net payments in transit, included in other liabilities	-	(555)	(337)	-	(892)
Net cash and short-term securities, end of period	$27	$3,374	$12,727	$-	$16,128
Supplemental disclosures on cash flow information:
Interest received	$27	$1,053	$1,528	$(85)	$2,523
Interest paid	131	12	189	(85)	247
Income taxes paid (received)	-	(5)	273	-	268

Manulife Financial Corporation – First Quarter 2018

Consolidated Statement of Cash Flows
For the three months ended March 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,350	$355	$1,761	$(2,075)	$1,391
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,405)	(315)	(355)	2,075	-
Increase (decrease) in insurance contract liabilities	-	(955)	2,406	-	1,451
Increase (decrease) in investment contract liabilities	-	15	39	-	54
(Increase) decrease in reinsurance assets	-	1,876	(86)	-	1,790
Amortization of (premium) discount on invested assets	-	1	34	-	35
Other amortization	1	30	100	-	131
Net realized and unrealized (gains) losses and impairment on assets	(11)	181	(1,398)	-	(1,228)
Deferred income tax expense (recovery)	(17)	(98)	704	-	589
Stock option expense	-	-	8	-	8
Cash provided by (used in) operating activities before undernoted items	(82)	1,090	3,213	-	4,221
Dividends from unconsolidated subsidiary	-	3	-	(3)	-
Changes in policy related and operating receivables and payables	(73)	(1,176)	213	-	(1,036)
Cash provided by (used in) operating activities	(155)	(83)	3,426	(3)	3,185
Investing activities
Purchases and mortgage advances	-	(7,634)	(13,732)	-	(21,366)
Disposals and repayments	-	7,593	10,153	-	17,746
Changes in investment broker net receivables and payables	-	29	105	-	134
Investment in common shares of subsidiaries	(985)	-	-	985	-
Capital contribution to unconsolidated subsidiaries	-	(58)	-	58	-
Return of capital from unconsolidated subsidiaries	-	4	-	(4)	-
Notes receivable from parent	-	-	(591)	591	-
Notes receivable from subsidiaries	(103)	(33)	-	136	-
Cash provided by (used in) investing activities	(1,088)	(99)	(4,065)	1,766	(3,486)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	153	-	153
Issue of capital instruments, net	994	-	-	-	994
Secured borrowings from securitization transactions	-	-	191	-	191
Changes in deposits from Bank clients, net	-	-	378	-	378
Shareholders' dividends paid in cash	(444)	-	-	-	(444)
Dividends paid to parent	-	-	(3)	3	-
Contributions from (distributions to) non-controlling interests, net	-	-	(2)	-	(2)
Common shares issued, net	26	-	985	(985)	26
Capital contributions by parent	-	-	58	(58)	-
Return of capital to parent	-	-	(4)	4	-
Notes payable to parent	-	-	136	(136)	-
Notes payable to subsidiaries	591	-	-	(591)	-
Cash provided by (used in) financing activities	1,167	-	1,892	(1,763)	1,296
Cash and short-term securities
Increase (decrease) during the period	(76)	(182)	1,253	-	995
Effect of foreign exchange rate changes on cash and short-term securities	-	(32)	7	-	(25)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	85	3,573	11,550	-	15,208
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	85	4,038	11,888	-	16,011
Net payments in transit, included in other liabilities	-	(465)	(338)	-	(803)
Net cash and short-term securities, end of period	$85	$3,573	$11,550	$-	$15,208
Supplemental disclosures on cash flow information:
Interest received	$31	$1,131	$1,473	$(97)	$2,538
Interest paid	103	8	209	(97)	223
Income taxes paid	49	-	94	-	143

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation – First Quarter 2018

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-3503
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 22, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 E-mail:  is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/
 investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2018, Manulife had total capital of C$52.5 billion, including C$42.9 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor's	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2018, there were 1,983 million common shares outstanding.
January 1 – March 31, 2018	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$27.77	$22.16	$172.30	P 1,050
Low	$23.55	$18.22	$142.60	P 820
Close	$23.92	$18.58	$143.70	P 900
Average Daily Volume (000)	3,994	2,918	41	0.19

Manulife Financial Corporation – First Quarter 2018

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Electronic documents available from Manulife

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife documents listed in the
manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife’s
Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

_________________________________________________________
Shareholder Name

_________________________________________________________
Contact Phone Number

_________________________________________________________
Shareholder email Address

_________________________________________________________
Shareholder Signature

_________________________________________________________
Date

Manulife Financial Corporation – First Quarter 2018